Exhibit (a)
FIRST COMMUNITY CORPORATION
809 West Main Street
Rogersville, Tennessee 37857
(423) 272-5800
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON                     , 2005
          A special meeting of shareholders of First Community Corporation will be held on                     ,                                         , 2005, at 9:00 a.m. local time at First Community Bank, 809 West Main Street, Rogersville, Tennessee 37857, for following purposes:
          (1) To consider and vote upon a proposal to reorganize the stock ownership of First Community Corporation by merger with and into FCC Merger Corporation, whereby owners of 1,000 or more shares of common stock of First Community Corporation would receive a like number of shares of common stock of the surviving corporation, owners of 151 to 999 shares of common stock of First Community Corporation would receive a like number of shares of Series A Preferred Stock of the surviving corporation, and owners of 150 or fewer shares of common stock of First Community Corporation would have their shares canceled and would receive a cash payment of $20.00 per share.
          (2) To consider and vote upon a proposal to transact any other business that properly comes before the special meeting or any adjournment or postponement of the special meeting.
          The board of directors has fixed the close of business on                     , 2005, as the record date for determining those shareholders entitled to vote at the special meeting and any adjournment or postponement of the special meeting. Only shareholders at the close of business on the record date are entitled to notice of, and to vote at, the special meeting.
          Dissenters’ rights are available under Tennessee law to all shareholders of First Community. Please see the section entitled “Dissenters’ Rights” beginning on page 22 of the accompanying proxy statement for a discussion of the availability of dissenters’ rights and the procedures required to be followed to assert dissenters’ rights in connection with the merger.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the merger transaction, passed upon the merits or fairness of the merger transaction, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

By order of the Board of Directors,

/s/ Mark A. Gamble
Mark A. Gamble President
YOUR VOTE IS VERY IMPORTANT.
          Whether or not you plan to attend the special meeting in person, please take the time to vote by completing and marking the enclosed proxy card in the enclosed postage-paid envelope. If you attend the special meeting, you may still vote in person if you wish, even if you have previously returned your proxy card.
          Your board of directors unanimously recommends that you vote “FOR” approval of the proposed merger.

TABLE OF CONTENTS

Summary Term Sheet	1

Questions and Answers About the Merger	9

Special Factors	11

Overview of the Merger	11
Background of the Merger	11
Reasons for the Merger; Fairness of the Merger; Board Recommendation	13
Purpose and Structure of the Merger	17
Effects of the Merger; Plans or Proposals after the Merger	17
Record and Beneficial Ownership of Common Stock	19
Interests of Certain Persons in the Merger	19
Material Federal Income Tax Consequences of the Merger	19
Dissenters’ Rights	22
Regulatory Requirements	23
Accounting Treatment	23
Fees and Expenses	23

Description of Capital Stock	24

Common Stock	24
Preferred Stock	24
Preferred Stock to be Issued in Merger	25

About the Special Meeting	26

Date, Time and Place of Special Meeting; Proposal to be Considered at the Special Meeting	26
Effective Date of Merger	26
Record Date	27
Quorum; Vote Required for Approval	27
Voting and Revocation of Proxies	27
Solicitation of Proxies; Expenses of Solicitation	28

Financial Information	28

Selected Historical and Pro Forma Financial Data	28

Directors of the Company	30

Market Price of First Community Common Stock and Dividend Information	30

Comparative Market Price Data	30
Dividends	31

Security Ownership of Certain Beneficial Owners and Management	31

Common Stock Purchase Information	33

Certain Relationships and Related Transactions	33

Related Transactions	33
Agreements Involving First Community’s Securities	33

ii

Other Matters	34

Reports, Opinions, Appraisals and Negotiations	34
Persons Making the Solicitation	34
Shareholder Proposals for 2006 Annual Meeting	34
Others Matters of Special Meeting	34
Forward Looking Statements	34
Where You Can Find More Information	34
Information Incorporated by Reference	34

Index to Exhibits	35

Appendix A — Plan of Merger and Charter of FCC Merger Corporation	A-1

Appendix B — Tennessee Code Annotated Sections 48-23-101 through 48-23-302	B-1

iii

SUMMARY TERM SHEET
          This summary provides an overview of material information from this proxy statement about the proposed merger. However, it is a summary only. To better understand the transaction and for a more complete description of its terms we encourage you to read carefully this entire document and the documents to which it refers before voting.
          In this proxy statement, “First Community,” “we,” “our,” “ours,” “us” and the “company” refer to First Community Corporation, a Tennessee corporation. The term “our subsidiary bank” or “bank” refers to First Community Bank of East Tennessee, our wholly owned subsidiary. References to “common stock” or “shares” refer to First Community Corporation’s common stock, no par value. References to “preferred stock” refer to the new Series A Preferred Stock, par value $20.00 per share, which will be issued if the proposed merger is approved. References to the “SEC” refer to the United States Securities and Exchange Commission, to which we currently have periodic disclosure requirements.
First Community Corporation
          First Community Corporation is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended. Our business address is 809 West Main Street, Rogersville, Tennessee 37857, and our telephone number is (423) 272-5800. We own 100% of our subsidiary bank, First Community Bank of East Tennessee, a Tennessee banking corporation.
Introduction and Overview of the Merger
(see page 11)
          We are proposing that our shareholders approve a merger of First Community with and into FCC Merger Corporation. FCC Merger Corporation is a wholly owned subsidiary of First Community and has been organized in order to facilitate the merger and reorganization of the stock ownership of First Community. The charter of FCC Merger Corporation authorizes a new series of preferred stock, entitled Series A Preferred Stock, and if the merger is approved, owners of between 151 and 999 shares of common stock of First Community will have their shares converted into shares of the preferred stock on a one share for one share basis. In addition, owners of 150 or fewer shares of common stock of First Community will have their shares canceled and converted into the right to receive a cash payment of $20.00 per share. Record holders who own 1000 or more shares of common stock of First Community will continue to hold the same number of shares of common stock of the surviving corporation following the transaction. The effect of the merger will be to reduce the number of shareholders of common stock of record to less than 300, which will allow us to terminate our reporting obligations to the SEC.
          We believe the advantages of the merger include a reduction of future compliance costs and management time spent on increasingly stringent reporting requirements under federal securities laws. At the same time, the merger will have certain disadvantages, including that our shareholders will not receive the same financial and other information that are received by shareholders of public companies and certain of our shareholders will receive nonvoting preferred stock and others will have their shares canceled for a cash payment.
          The following is a graphical illustration of the merger:

Current corporate structure:
First Community Corporation merges with and into FCC Merger Corporation. FCC Merger Corporation changes its name to First Community Corporation.
Resulting corporate structure:
Background of the Merger
(see pages 11-13)
          For a description of the events leading to the approval of the merger by our board of directors and the reasons for its approval, you should refer to “Special Factors-Background of the Merger,” “Special Factors-Reasons for the Merger; Fairness of the Merger; Board Recommendation” and “Special Factors-Purpose and Structure of the Merger” on pages 11 through 17. As we explain more fully in these sections, our board considered and rejected various alternative methods of effecting a transaction that would enable us to become a non-SEC reporting company.

Reasons for the Merger; Fairness of the Merger; Board Recommendation
(see pages 13-17)
          Our reasons for the merger include the following:
•	we estimate that we will eliminate costs and avoid immediately anticipated future costs of approximately $246,500 annually by eliminating the requirement to make periodic reports to the SEC and reducing the expenses of shareholder communications; in addition to these annual costs, we estimate saving approximately $195,000 of one time costs associated with implementing the requirements of the Sarbanes-Oxley Act of 2002;

•	given the low trading volume in our common stock, the fact that approximately 66% of our shareholders hold fewer than 1000 shares, and that our earnings are sufficient to support growth, thereby eliminating any need to raise capital in the public market, there is little justification for remaining a reporting company;

•	operating as a non-SEC reporting company will reduce the burden on our management that arises from increasingly stringent SEC reporting requirements, thus allowing management to focus more of its attention on our customers and the communities in which we operate; management will have increased flexibility to consider and initiate actions that may produce future benefits and growth; and

•	the merger proposal allows us to discontinue our reporting obligations with the SEC, and allows those shareholders receiving shares of preferred stock to still retain an equity interest in First Community at the same value per share as holders of common stock in the event of any sale of First Community.
          We considered that some of our shareholders may prefer to continue as shareholders of First Community as an SEC-reporting company, which is a factor weighing against the merger. However, we believe that the disadvantages of continuing our reporting obligations with the SEC outweigh any advantages associated with doing so.
          Based on a careful review of the facts and circumstances relating to the merger, our board of directors believes that the merger and the terms and provisions of the merger, including the conversion of common stock into preferred stock or into a cash payment by certain of our shareholders, are substantively and procedurally fair to our unaffiliated shareholders. Our board of directors unanimously approved the merger.
          In the course of determining that the merger is fair to and is in the best interests of our unaffiliated shareholders, including both unaffiliated shareholders who will continue to hold shares of common stock as well as those shareholders whose shares of common stock will be converted into shares of preferred stock or a cash payment, the board considered a number of positive and negative factors affecting these groups of unaffiliated shareholders in making their determination. To review the reasons for the merger in greater detail, please see pages 13 through 17.
OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU
VOTE “FOR” THE PROPOSED MERGER.
Purpose and Structure of the Merger
(see page 17)
          The purpose of the merger is to consolidate ownership of our common stock and reduce the number of our record shareholders of common stock to less than 300. If the merger is approved, we will be able to discontinue our SEC reporting requirements and allow our management to refocus time spent on complying with SEC-reporting obligations on operational and business goals.

Effects of the Merger
(see pages 17-19)
          The merger is a “going private” transaction for First Community, which means that shareholder approval of the merger will allow us to deregister with the SEC and we will no longer be subject to reporting obligations under federal securities laws.
          As a result of the merger, among other things:
•	the number of our record shareholders of common stock will be reduced from approximately 808 to approximately 276, and the number of outstanding shares of our common stock will initially decrease approximately 9.69%, from 1,915,107 shares to approximately 1,729,482 shares; however, following the merger the company plans to issue 21,025 shares of its common stock to its directors (in order to replace that number of shares held by shareholders with 150 or fewer shares) for a total consideration of $420,500 ($20.00 per share). This will result in the total number of shares of common stock outstanding being 1,750,507, a decrease of approximately 8.59% from those shares currently outstanding;

•	the number of outstanding shares of our preferred stock will correspondingly increase from zero shares to approximately 164,600 shares, held by approximately 356 shareholders;

•	because of the reduction of our total number of record shareholders of common stock to less than 300, we will be allowed to terminate our status as a reporting company with the SEC;

•	those shareholders receiving shares of preferred stock will continue to have an equity interest in First Community and will be entitled to participate in any future value received as a result of a sale of the company, if any; and

•	those shareholders receiving a cash payment for the cancellation of their shares of common stock of First Community will not be entitled to continue to have an equity interest in First Community.
          For a further description of how the merger will affect our unaffiliated shareholders, including the different effects on our shareholders, please see “Special Factors-Effects of the Merger” on pages 17-19.
Merger Effected at the Record Shareholder Level
(See page 19)
          The merger is being effected at the record shareholder level. This means that we will look at the number of shares registered in the name of a single holder to determine if that holder’s shares will be receiving shares of preferred stock or a cash payment. It is important that our shareholders understand how shares that are held by them in “street name” will be treated for purposes of the merger described in this proxy statement. Shareholders who have transferred their shares of First Community stock into a brokerage or custodial account are no longer shown on our shareholder records as the record holder of these shares. Instead, the brokerage firms or custodians typically hold all shares of First Community stock that its clients have deposited with it through a single nominee; this is what is meant by “street name.” If that single nominee is the record shareholder of 1000 or more shares, then the stock registered in that nominee’s name will be completely unaffected by the merger. Because the merger only affects record shareholders, it does not matter whether any of the underlying beneficial owners for whom that nominee acts own less than 1000 shares. At the end of this transaction, these beneficial owners will continue to beneficially own the same number of shares of our stock as they did at the start of this transaction, even if the number of shares they own is less than 1000.
          If you hold your shares in “street name,” you should talk to your broker, nominee or agent to determine how they expect the merger to affect you. Because other “street name” holders who hold through your broker, agent or nominee may adjust their holdings prior to the merger, you may have no way of knowing whether you will be receiving shares of preferred stock or a cash payment in the transaction until it is completed. However, because we think it is likely that any brokerage firm or other nominee will hold more than 1000 shares in any one account, we think it is likely that all “street name” holders will continue to remain common stock shareholders.

Terms of the Preferred Stock to be Received in the Merger
(See page 25)
          As of the date of this proxy statement, the only shares we had outstanding were shares of common stock, and no shares of preferred stock. The merger will create a new series of preferred stock.
          The charter of the surviving corporation after completion of the merger authorizes the issuance of up to 300,000 shares of Series A Preferred Stock, which we refer to as preferred stock in this proxy statement. The terms of the preferred stock provide as follows:
•	Dividend Rights. Holders of preferred stock are entitled to receive dividends, when and if declared and paid by First Community; provided, however, First Community will not be permitted to pay any cash dividends on common stock unless a dividend of equal or greater value is paid on the preferred stock.

•	Perpetual Preferred Stock. The preferred stock is referred to as perpetual preferred stock. Under the banking laws, this is defined as preferred stock that does not have a maturity date, cannot be redeemed at the option of the holder, and has no other provisions that will require future redemption of the issue.

•	Voting Rights. Holders are entitled to vote only upon such matters as required by the charter or applicable law. This includes the right to vote as a class on the issuance of any shares of preferred stock issued in the future which have superior rights to the Series A Preferred Stock. On those matters on which the holders of the preferred stock are entitled to vote, the holders have the right to one vote for each such share, and are entitled to receive notice of any shareholders’ meeting held to act upon such matters in accordance with the bylaws of First Community.

•	Conversion Rights. The shares of preferred stock automatically convert to shares of common stock upon a change in control of First Community with each share of preferred stock convertible into one share of common stock.

•	Liquidation Rights. Holders of preferred stock are entitled to a preference in the distribution of assets of First Community in the event of any liquidation, dissolution or winding-up of First Community, whether voluntary or involuntary, equal to $20.00 per share. This amount has been determined by the board of directors to be equal to the current fair market value of each share of common stock. If upon the occurrence of any such event, the assets of First Community are insufficient to permit the payment to such holders of the full $20.00 amount per share, then the entire assets and funds of First Community legally available for distribution will be distributed among the holders of preferred stock pro rata according to the number of shares of preferred stock held by each.

•	Preemptive Rights. Holders of preferred stock do not have any preemptive rights to purchase any additional shares of preferred stock or shares of any other class of capital stock of the surviving corporation that may be issued in the future.

•	Redemption Rights. Holders of preferred stock have no right to require that the surviving corporation redeem their shares nor does the surviving corporation have the right to require the holders of preferred stock to sell their shares to the Company.
Preferred Stock Issued in Reliance on SEC Exemption
(See page 26)
          We are issuing the shares of preferred stock without registration under the Securities Act of 1933 in reliance on an exemption under that Act for the exchange by a company of any security with its existing shareholders exclusively, where no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange. We believe that exemption is available to the merger because we are only issuing the preferred stock to our holders of common stock, and to no other persons or entities. Further, we are not paying any commission or other remuneration for soliciting the approval of the merger.
Interests of Certain Persons in the Merger
(see page 19)
          You should be aware that our directors and executive officers have interests in the merger that may present actual or potential, or the appearance of actual or potential, conflicts of interest in connection with the merger.
          We expect that all of our directors and executive officers will own more than 1000 shares of common stock at the effective time of the merger, and will therefore continue as holders of common stock if the merger is approved. In addition, because there will be fewer outstanding shares of common stock, these directors and executive officers will own a larger relative percentage of the common stock on a post-transaction basis, which will continue to have voting rights as compared to the shares of preferred stock which will have no voting rights (except to the extent provided by law or in the charter). As of the record date, our directors and executive officers collectively beneficially held 537,060 shares or 28.04% of our common stock. Based upon our estimates, taking into account the effect of the merger on our outstanding shares as described above, these shares held by the directors and executive officers will be 31.9% of our common stock post-merger.
          In addition, the Company expects to make total cash payments to shareholders holding 150 or fewer shares of approximately $420,500 to some 176 shareholders for the cancellation of approximately 21,025 shares of common stock. In order to prevent this payment from adversely impacting First Community’s capital position, the company will aggregate the number of shares canceled and will issue shares of common stock to members of its board of directors for a purchase price of $20.00 per share. This is the price which the board of directors has determined is the fair market value of such shares. If all 21,025 such shares are purchased by the board of directors, the board will, as a result of the merger and this purchase of shares, increase its ownership of common stock to 31.7% of outstanding shares of common stock.
          The above represents a potential conflict of interest because our directors approved the merger and are recommending that you approve it. Despite this potential conflict of interest, the board believes the proposed merger is fair to our unaffiliated shareholders for the reasons discussed in this proxy statement.
Financing of the Merger
(see page 23)
          Assuming there are no dissenting shareholders, the merger will require the company to pay approximately $420,500 to shareholders owning 150 or fewer shares. This cost will be offset by the agreement of members of the board of directors to acquire additional shares of common stock of the company for $20.00 per share, which shares will be sufficient to produce proceeds to the company in an amount equal to the estimated cash outlay.
          We estimate that the total fees and expenses relating to the merger will be approximately $40,000.00. This amount will be higher to the extent that shareholders exercise dissenters’ rights. We intend to pay these transaction amounts through dividends paid to us by our subsidiary bank.
Material Federal Income Tax Consequences of the Merger
(see pages 19-22)
          We believe that the merger, if approved and completed, will have the following federal income tax consequences:
•	the merger should result in no material federal income tax consequences to us;

•	those shareholders receiving preferred stock for their shares of common stock will not recognize any gain or loss in the merger, their basis in the preferred stock will equal the basis in their shares of common stock, and their holding period for shares of preferred stock will include the holding period during which their shares of common stock were held;

•	when the preferred stock converts back to common stock upon a change in control, a subsequent sale of the common stock will result in a capital gain or loss (i.e., gross proceeds less the cost basis of the stock sold);

•	where preferred stock is received for common stock in a tax-free reorganization, the proceeds from a subsequent sale of this preferred stock will be treated as ordinary income (dividend income) to the extent that the fair market value of the stock sold, on the date distributed to the shareholder, would have been a dividend to such shareholder had the company distributed cash in lieu of stock. Any excess of the amount received over the amount treated as ordinary income plus the cost basis of the stock will be treated as a capital gain. No loss will be recognized. Under current tax law, the above dividend income will be taxed at the same rates that apply to net capital gains (i.e., 5% and 15%). The current tax law provision in which dividends are taxed at net capital gain rates will not apply for tax years beginning after December 31, 2008. Unless any intervening tax legislation is enacted, ordinary income tax rates will be applicable for dividend income beginning January 1, 2009; and

•	those shareholders continuing to hold common stock will not recognize any gain or loss or dividend income in connection with the transaction.
          Because determining the tax consequences of the merger can be complicated, you should consult your own tax advisor to understand fully how the merger will affect you.
Dissenters’ Rights
(see pages 22-23 and Appendix B)
          Under Tennessee law, all shareholders of First Community are entitled to exercise dissenters’ rights in connection with the merger. For a description of Tennessee law governing this transaction, see “Dissenters’ Rights” on page 22 and Appendix B.
Date, Time and Place of Special Meeting; Proposal to be Considered at the Special Meeting
(see page 26)
          Our board of directors is asking for your proxy for use at a special meeting of shareholders to be held on                     ,                     , 2005, at 9:00 a.m. local time at First Community Bank, 809 West Main Street,, Rogersville, Tennessee, 37857 and at any adjournments or postponements of that meeting. At the special meeting, shareholders will be asked:
•	To consider and vote upon a proposal to reorganize the stock ownership of First Community Corporation by merger with and into FCC Merger Corporation, whereby owners of 1,000 or more shares of First Community Corporation would receive a like number of shares of common stock of the surviving corporation, owners of 151 to 999 shares of Common Stock of First Community Corporation would receive a like number of shares of Series A Preferred Stock of the surviving corporation, and owners of 150 or fewer shares of Common Stock of First Community Corporation would have their shares canceled and would receive cash of $20.00 per share.

•	To consider and vote upon a proposal to transact any other business that properly comes before the special meeting or any adjournment or postponement of the special meeting.
Record Date
(see page 27)
          You may vote at the special meeting if you owned First Community common stock at the close of business on                     , 2005, which has been set as the record date. At the close of business on the record date, there were 1,915,107 shares of our common stock outstanding held by approximately 808 record shareholders. You are entitled to one vote on each matter considered and voted upon at the special meeting for each share of common stock you held of record at the close of business on the record date.

Vote Required for Approval
(see page 27)
          Approval of the merger requires the affirmative vote of the holders of a majority in voting power of all outstanding shares of our common stock entitled to vote at the special meeting, or 976,705 of the 1,915,107 outstanding shares. Because our executive officers and directors have the power to vote a total of 537,060 shares, and because we believe that all of them will vote in favor of the transaction, this means a total of 439,645 shares held by shareholders who are not executive officers or directors of the company will be required to vote in favor of the transaction for it to be approved. Because our executive officers and directors own 28.04% of the voting power of our outstanding common stock, there is no assurance that the merger will be approved.
          Abstentions and broker non-votes will have the effect of a vote “AGAINST” the merger. Approval of the merger does not require the separate vote of a majority of our unaffiliated shareholders, and no separate vote will be conducted.
          You may vote your shares in person by attending the special meeting, or by mailing us your completed proxy if you are unable or do not wish to attend. You can revoke your proxy at any time before we take a vote at the meeting by submitting either a written notice revoking the proxy or a later-dated proxy to our secretary. You may also revoke your proxy by attending the meeting and voting in person.

QUESTIONS AND ANSWERS ABOUT THE MERGER
Q. When is the merger expected to be completed?
A. If the proposed merger is approved at the special meeting, we expect the merger to be completed as soon as practical following the special meeting.
Q. May I buy additional shares in order to remain a holder of common stock of First Community?
A. Yes. The key date for acquiring additional shares from another shareholder is                     ,                     , 2005. So long as you are able to acquire a sufficient number of shares from another shareholder so that you are the record owner of 1000 or more shares by                     ,                     , 2005, you will retain your shares of common stock and will not receive preferred stock in the merger or a cash payment.
Q. What if I hold my shares in “street name”?
A. The merger will be effected at the record shareholder level. This means that we will look at the number of shares registered in the name of a single holder to determine if that holder’s shares will be converted into preferred stock or into a cash payment. So for shares held in “street name,” because it is likely that your brokerage firm holds 1000 or more shares total, you will not be receiving preferred stock or a cash payment, even if fewer than 1000 shares are held on your behalf. If you hold shares in “street name,” you should talk to your broker, nominee or agent to determine how the merger will affect you. Also, you may consolidate your accounts into one record name if you desire to remain a holder of common stock and hold in excess of 1000 shares beneficially. If you desire to take this action, you must do so by the time the merger is effected, which is anticipated to take place within a week following the special meeting.
Q. What if the proposed merger is not completed?
A. It is possible that the proposed merger will not be completed. The proposed merger will not be completed if, for example, the holders of a majority of our common stock do not vote to approve the proposed merger, or if more shareholders than expected exercise dissenters’ rights. If the merger is not completed, we will continue our current operations, and we will continue to be subject to the reporting requirements of the SEC.
Q. What happens if I do not return my proxy card?
A. Because the affirmative vote of the holders of a majority of the shares of our common stock outstanding on the record date is required to approve the merger, unless you vote in person, a failure to return your proxy card will have the same effect as voting against the merger proposal.
Q. What do I need to do now?
A. After carefully reading and considering the information contained in this proxy statement, please vote your shares of common stock as soon as possible. You may vote your shares by returning the enclosed proxy or by voting in person at the special meeting of shareholders. This proxy statement includes detailed information on how to cast your vote.
Q. If my shares are held for me by my broker, will my broker vote those shares for me?
A. Your broker will vote your shares only if you provide instructions to your broker on how to vote. You should instruct your broker on how to vote your shares using the voting instruction card provided by your broker.
Q. Can I change my vote after I have mailed my proxy card?
A. Yes. You can change your vote at any time before your proxy is voted at the special meeting by following the procedures outlined in this proxy statement.

Q. Do I need to attend the special meeting in person?
A. No. You do not have to attend the special meeting to vote your First Community shares.
Q. Should I send in my stock certificates now?
A. No. If you own in record name fewer than 1000 shares of common stock of record after the merger is completed, we will send you written instructions for exchanging your stock certificates for shares of preferred stock or a cash payment. If you own in record name 1000 or more shares of our common stock, you will continue to hold the same shares after the merger as you did before and you thus do not need to send in your stock certificate or take any other action after the transaction.
Q. Where can I find more information about First Community?
A. We file periodic reports and other information with the SEC. You may read and copy this information at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site maintained by the SEC at http://www.sec.gov. For a more detailed description of the information available, please see page 34.
Q. Who can help answer my questions?
A. If you have questions about the merger after reading this proxy statement or need assistance in voting your shares, you should contact Mark A. Gamble, President of First Community at (423) 272-5800.

SPECIAL FACTORS
Overview of the Merger
          This proxy statement is furnished in connection with the solicitation of proxies by the board of directors of First Community, a Tennessee corporation, and is to be used at a special meeting at which our shareholders will be asked to consider and vote upon a proposal to approve the merger.
          If the merger is approved as described below, record holders of from 151 to 999 shares of our common stock prior to the merger will no longer hold shares of common stock but, rather, will hold an equal number of shares of preferred stock. Record shareholders holding 150 or fewer shares of our common stock will no longer hold these shares but, rather, will receive a cash payment of $20.00 for each share held. Record shareholders holding 1000 or more shares of common stock before the merger will hold the same number of shares of common stock following the transaction. We intend, immediately following the merger, to terminate the registration of our shares under the Securities Act of 1933, as amended, and our registration and further reporting under the Securities Exchange Act of 1934, as amended.
          If approved by our shareholders at the special meeting and implemented by our board of directors, the merger will generally affect our shareholders as follows:

SHAREHOLDER POSITION PRIOR	EFFECT OF
TO MERGER	MERGER
Shareholders holding in record name 1000 or more shares of common stock	Shares will be retained, but may no longer be eligible for public trading, although our shares are not actively traded currently.

Shareholders holding in record name from 151 to 999 shares of common stock	Shares will be converted into an equal number of shares of preferred stock. It is not anticipated that an active trading market for these shares will develop. Sales may be made in privately negotiated transactions.

Shareholders holding in record name 150 or fewer shares of common stock	Shares will be converted into the right to receive a cash payment of $20.00 per share

Shareholders holding common stock in “street name” through a nominee (such as a bank or broker)	The merger will be effected at the record shareholder level. Therefore, regardless of the number of beneficial holders or the number of shares held by each beneficial holder, shares held in “street name” will be subject to the merger, and the beneficial holders who hold their shares in “street name” will be continuing shareholders with the same number of shares as before the merger if the broker or other fiduciary holding such shares holds 1000 or more shares.
          The effects of the merger on each group of unaffiliated shareholders are described more fully below under “-Effects of the Merger; Plans or Proposals after the Merger.”
Background of the Merger
          As an SEC reporting company, we are required to prepare and file with the SEC, among other items, the following:
•	Annual Reports on Form 10-KSB;

•	Quarterly Reports on Form 10-QSB; and

•	Current Reports on Form 8-K.
          In addition to the burden on management, the costs associated with these reports and other filing obligations comprise a significant corporate overhead expense. These costs include securities counsel fees, auditor fees, costs of printing and mailing shareholder documents, and word processing, specialized software and filing costs. These registration and reporting related costs have been increasing over the years, and we believe they will continue to increase, particularly as a result of the additional reporting and disclosure obligations imposed on SEC-reporting companies by the recently enacted Sarbanes-Oxley Act of 2002.
          As of September 21, 2005, there were 1,915,107 shares of our common stock issued and outstanding, held by approximately 808 current record shareholders. There are approximately 203,860 shares held by persons in “street name” through brokers or other intermediaries. Of our approximately 808 shareholders, we believe approximately 66% of our shareholders hold fewer than 1000 shares. Our board of directors and management believe that the recurring expense and burden of our SEC-reporting requirements described above, coupled with the time and expense of maintaining so many shareholder accounts, are not cost efficient for First Community. Becoming a non-SEC reporting company will allow us to avoid these costs and expenses.
          There can be many advantages to being a public company, possibly including a higher stock value, a more active trading market and the enhanced ability to use company stock to raise capital or make acquisitions. However, there is a limited market for our common stock, and historically our shares have been inactively traded. We have therefore not been able to effectively take advantage of these benefits. Reflective of many community banks, most of the holders of our common stock live in our market area and conduct business with the bank. These shareholders historically have been inclined to retain an ownership interest in the bank which has contributed to the limited trading in our shares. Also we believe that in recent years the public marketplace has had less interest in public companies with a small market capitalization and a limited amount of securities available for trading. We believe it is highly speculative whether our common stock would ever achieve significant market value with an active and liquid market comprised of many buyers and sellers. In addition, as a result of our limited trading market, we are unlikely to be well-positioned to use our public company status to raise capital in the future through sales of our common stock in a public offering or to acquire other business entities using our stock as consideration. Moreover, our limited trading market and the fact that our common stock is not listed on any exchange or on the over the counter bulletin board could make it difficult for our shareholders to liquidate a large number of shares of our stock without negatively affecting the per share sale price.
          The merger will allow those of our shareholders receiving preferred stock to continue to have an equity interest in First Community and therefore participate in any future value received as a result of a sale of the company, if any. Therefore, our board of directors and management have concluded that the benefits of being an SEC-reporting company are substantially outweighed by the burden on management and the expense related to the SEC reporting obligations.
          As a result of the board’s conclusions, our management began to explore the possibility of reducing our number of record shareholders to below 300 in order to terminate our periodic reporting obligations to the SEC.
          In May 2005, members of our board discussed with counsel the alternatives for pursuing a possible going private transaction. Counsel advised that there might be a transaction that the Company could pursue which would involve going private, and at the same time allowing some of our shareholders to retain an equity interest in the Company. The transaction involved the conversion of some of its shares of common stock to preferred stock.
          On June 11, 2005, our board met to discuss the alternatives for pursuing a going private transaction. The alternatives considered included a tender offer, stock repurchases on the open market, a reverse stock split, whereby shareholders owning less than a certain number of shares would be “cashed-out” of the company, the issuance of preferred stock to holders of a smaller number of shares of common stock, and other methods of reducing the number of outstanding shares of our common stock, as well as continuing operations as a public company. The board expressed that it would like to pursue a transaction whereby some shareholders would retain an equity interest in the Company and at the same time the Company’s reporting obligations with the SEC would terminate.
          At a regular meeting of the board of directors held on August 17, 2005, the board reviewed our strategic alternatives, including the potential advantages and disadvantages of a going private transaction and continuing operations as an SEC-reporting company. In structuring the transaction, the board focused on that number of stock ownership that would result in the reduction in the holders of common stock to less than 300. Our board’s determination to evaluate a going private transaction was based, among other things, on:
•	the administrative burden and expense of making our periodic filings with the SEC;

•	the increased flexibility, as a non-SEC reporting company, that management might have to consider and initiate actions that may produce long-term benefits and growth;

•	the administrative burden and expense of maintaining numerous shareholder accounts; the low trading volume of our common stock and the resulting lack of an active market for our shareholders;

•	the desire that a going-private transaction could be structured in a manner that some shareholders would still retain an equity interest in the company; and

•	the estimated expense of a going private transaction.
          The board determined at the meeting on August 17, 2005 that the proposed transaction was substantively and procedurally fair to our unaffiliated shareholders, and specifically with respect to the unaffiliated shareholders receiving preferred stock or a cash payment in the merger.
Reasons for the Merger; Fairness of the Merger; Board Recommendation
          First Community’s Reasons for the Merger
          First Community is undertaking the merger at this time to end our SEC reporting obligations, which will enable us to save the company and our shareholders the substantial costs associated with being a reporting company, and these costs are only expected to increase over time. The specific factors considered in electing at this time to undertake the merger and become a non-SEC reporting company are as follows:
•	We estimate that we will eliminate costs and avoid immediately anticipated future costs of approximately $246,500 annually by eliminating the requirement to make periodic reports and reducing the expenses of shareholder communications. These expenses include legal expenses ($59,500), accounting expenses ($90,000), printing and postage ($15,000), and software and data processing ($12,000), necessitated by a large group of shareholders that hold a small interest in the outstanding shares of common stock. We will also realize cost savings ($70,000) by avoiding the need to add additional staff and from reduced time spent by staff and management on reporting and securities law compliance matters. In addition to these annual costs related to being an SEC-reporting company, which we expect would increase over time, we estimate saving approximately $195,000 of one-time costs associated with implementing the requirements of the Sarbanes-Oxley Act of 2002;

•	We believe that, as a result of the recent disclosure and procedural requirements resulting from the Sarbanes-Oxley Act of 2002, the legal, accounting and administrative expense, and diversion of our board of directors, management and staff efforts necessary to continue as an SEC-reporting company will continue to increase, without a commensurate benefit to our shareholders. We expect to continue to provide our shareholders with company financial information by disseminating our annual reports, but the costs associated with these reports will be substantially less than those we incur currently. We currently provide our shareholders with an annual report, including audited financial statements, as well as proxy materials relating to the annual meeting of shareholders. We intend to continue to provide these materials to our shareholders. However, we will not have to pay the costs associated with reprocessing that information in electronic form for filing with the SEC as we are currently required to do;

•	In the judgment of our board of directors, little or no justification exists for the continuing direct and indirect costs of registration with the SEC, which costs have recently increased as a result of heightened government oversight. We do not believe that one of the advantages of a public company, the development of a public market, has been an advantage to us given the low trading volume in our common stock. Also, while public companies may be able to access capital under certain circumstances more favorably than a private company, we do not anticipate depending on raising capital in the public market, and do not expect to do so in the near future. If it becomes necessary to raise additional capital, we believe that there are adequate sources of additional capital available, whether through borrowing at the holding company level or through private or institutional sales of equity or debt securities, although we recognize that there can be no assurance that we will be able to raise additional capital when required, or that the cost of additional capital will be attractive;

•	Operating as a non-SEC reporting company will reduce the burden on our management that arises from the increasingly stringent SEC reporting requirements, thus allowing management to focus more of its attention on our customers and the communities in which we operate;

•	Operating as a non-SEC reporting company will increase management’s flexibility to consider and initiate actions that may produce future benefits and growth;

•	The merger proposal allows us to discontinue our reporting obligations with the SEC, and allows those shareholders receiving shares of preferred stock to still retain an equity interest in First Community and therefore participate at the same value per share as holders of common stock in the event of any sale of First Community; and

•	Completing the merger at this time will allow us to begin to realize the cost savings and will allow our management to redirect its focus to our customers and communities.
          We considered that some shareholders may prefer to continue as shareholders of First Community as an SEC-reporting company, which is a factor weighing against the merger. However, we believe that the disadvantages of remaining a public company subject to the registration and reporting requirements of the SEC outweigh any advantages. Historically, our shares of common stock have been inactively traded. For example, from January 1, 2004 through June 30, 2005, only 34,409 shares, or less than 1.8%, of our outstanding shares of common stock were traded. Also, we have no present intention to raise capital through sales of securities in a public offering in the future or to acquire other business entities using stock as the consideration for such acquisition. Accordingly, we are not likely to make use of any advantage that our status as an SEC-reporting company may offer.
          In view of the wide variety of factors considered in connection with its evaluation of the merger, our board of directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors it considered in reaching its determinations.
          The Positions of the Company and Board of Directors as to the Fairness of the Merger
          Based on a careful review of the facts and circumstances relating to the merger, we and our board of directors collectively, and our directors individually, believe that the merger and the terms and provisions of the merger, are substantively and procedurally fair to our unaffiliated shareholders.
          Our board of directors unanimously approved the merger.
          In concluding that the terms and conditions of the merger, including the shares of preferred stock to be received by holders of 151 to 999 shares of common stock and the cash payments to be received by holders of 150 or fewer shares, are substantively fair to our unaffiliated shareholders, our board of directors considered a number of factors. In its consideration of both the procedural and substantive fairness of the transaction, the board considered the potential effect of the transaction as it relates to all shareholders generally, to shareholders receiving preferred stock, to shareholders receiving cash and to shareholders continuing to own shares of common stock.

          The factors that our board of directors considered positive for all unaffiliated shareholders, including both those that will continue to hold common stock as well as those that will have their shares converted into preferred stock or cash payments, included the following:
•	our common stock trades infrequently, and the board felt the volume did not provide our shareholders with sufficient opportunity to easily obtain cash for their shares;

•	because of the limited market for our shares, the merger will provide some liquidity for small shareholders who will be paid a cash price determined to be equal to the fair market value of the shares;

•	our smaller shareholders who prefer to remain as holders of common stock of First Community, despite the board’s recommendation, may elect to do so by acquiring sufficient shares so that they hold at least 1000 shares of common stock in their own names immediately prior to the merger;

•	beneficial owners who hold their shares in “street name,” who would receive shares of preferred stock or cash if they were record owners instead of beneficial owners, can work with their broker or nominee to transfer their shares into a record account in their own name so that they receive shares of preferred stock or a cash payment; and

•	shareholders receive limited benefit from us being an SEC-reporting company because of our small size, the lack of analyst coverage, and very limited trading of our common stock.
          In addition to the positive factors applicable to all of our unaffiliated shareholders set forth above, the factors that the board of directors considered positive for those shareholders receiving preferred stock included:
•	they would continue to have an equity interest in First Community and therefore participate in any future value received as a result of any sale of the company at the same value per share as holders of common stock;

•	the holders would have a preference to the holders of common stock in the payment of any dividends by the company; and

•	no brokerage or other transaction costs are to be incurred by them in connection with the conversion of their common stock into preferred stock.
          Our board considered each of the foregoing factors to weigh in favor of the substantive fairness of the merger to our unaffiliated shareholders, whether they are shareholders continuing to hold common stock or shareholders having their shares of common stock converted into preferred stock or cash.
          The board is aware of, and has considered, the impact of certain potentially countervailing factors on the substantive fairness of the merger to the unaffiliated shareholders. In particular, the factors that our board of directors considered as potentially negative for those shareholders receiving preferred stock or cash payments included:
•	they will be required to surrender their shares involuntarily in exchange for the preferred stock or cash, although the board believes that since the shares of preferred stock are convertible into common stock upon a change in control, those shareholders will still have the opportunity to participate in any future growth and earnings of the company. In addition, such shareholders have the opportunity to liquidate their shares of common stock through the exercise of dissenters’ rights.
          The factors that our board of directors considered as potentially negative for the unaffiliated shareholders included:
•	the shareholders, following the merger, will have restrictions on their ability to transfer their shares of our common stock and preferred stock because our shares will be tradable only in privately-negotiated transactions, and there will not be a public market for our common stock or preferred stock, although, based on the historically low trading volume for the common stock, this factor is expected to have a limited impact;
•	they will have reduced access to our financial information once we are no longer an SEC-reporting company, although we do intend to continue to provide all shareholders with our annual reports and periodic information; and

•	the fact that shareholders will lose certain protections currently provided under the Securities Exchange Act, such as limitations on short-swing transactions by executive officers and directors under Section 16 of the Securities Exchange Act.
          Our board of directors believes that these potentially countervailing factors did not, individually or in the aggregate, outweigh the overall substantive fairness of the merger to our unaffiliated shareholders, whether they be shareholders owning shares of preferred stock or common stock, or receiving cash, and that the foregoing factors are outweighed by the positive factors previously described.
          We and our board of directors believe that the merger is procedurally fair to our unaffiliated shareholders, including those that are receiving shares of preferred stock or a cash payment, as well as those shareholders who will continue to hold their shares of common stock. In concluding that the merger, including the preferred stock and cash payments to be received by holders of common stock, is procedurally fair to our unaffiliated shareholders, the board of directors considered a number of factors. The factors that our board of directors considered positive for all unaffiliated shareholders, including those receiving shares of preferred stock or cash payments in the merger, included the following:
•	the merger is being effected in accordance with all applicable requirements of Tennessee law;

•	our board of directors is primarily comprised of independent members, who were able to adequately balance the competing interests of the shareholders in accordance with their fiduciary duties;

•	management and the board considered alternative methods of effecting a transaction that would result in our becoming a non-SEC reporting company, each of which was determined to be impractical, more expensive than the merger, involving a cash-out of a greater number of our shareholders, or potentially ineffective in achieving the goals of allowing some shareholders to retain an equity ownership in the company while at the same time eliminating the costs and burdens of public company status; and

•	shareholders will have the opportunity to determine whether or not they will remain shareholders owning solely common stock, or shares of preferred stock after the merger by acquiring sufficient shares so that they hold at least 1,000 shares of common stock immediately prior to the merger or selling sufficient shares so that they hold less than 1,000 shares of common stock immediately prior to the merger, so long as they act sufficiently in advance of the merger so that the sale or purchase is reflected in our shareholder records by the close of business on the effective date of the merger.
          The board of directors considered each of the foregoing factors to weigh in favor of the procedural fairness of the merger to our unaffiliated shareholders, whether they are receiving shares of preferred stock or cash payments or will continue to hold shares of common stock.
          As noted above, shareholders also have the opportunity to exercise dissenters’ rights under Tennessee law to the extent that they do not believe that the conversion of their shares of common stock into preferred stock or a cash payment of $20.00 per share is acceptable or fair to them.
          We therefore believe that the merger is substantively and procedurally fair to our unaffiliated shareholders, including those that are common stock shareholders and those that will be receiving preferred stock or cash payments, for the reasons and factors described above. In reaching this determination, we have not assigned specific weights to particular factors, and we considered all factors as a whole. None of the factors that we considered led us to believe that the merger is unfair to our unaffiliated shareholders, whether they are continuing or non-continuing shareholders.
          In reaching a determination as to fairness, we did consider the liquidation value of our assets, the current or historical market price of those shares, our net book value, and our going concern value as to the price being paid to those shareholders owning 150 or fewer shares and who will receive cash payments for their shares. As to current and historical market prices, since January 1, 2003, only 82,232 shares of our common stock were sold in transactions where we are aware of the trading prices. Thus our shares are not actively traded. During 2003, 47,823 shares of common stock were sold at prices ranging from $14.00 to $17.00; in 2004, 26,689 shares were sold at prices ranging from $16.00 to $20.00, and in 2005, through June 30, 2005, 7,720 shares have been sold at prices ranging from $19.00 to $20.00. We also considered the net book value of our common stock which at June 30th, 2005, was $6.83, making the cash price to be paid to these shareholders equal to 2.93 times the net book value. In December 2004, the board considered the value of the common stock of the bank on a going concern basis by obtaining research information from SNL Financial LC which listed the transaction value of sales of banks in Tennessee and in certain surrounding states during the period of 2002 through late 2004. Based on the board’s review of that information, it concluded that the price of most transactions were in the range of a two to five times book value and 20 to 40 times trailing one year earnings. The cash price to be paid to our shareholders is equal to 2.93 times net book value June 30, 2005, and would be equivalent to 19.05 times trailing one year earnings, both being within the range of the described bank transactions. Neither we nor any of the members of our board of directors received any reports, opinions or appraisals from any outside party relating to the merger or the fairness of the consideration to be received by our shareholders.
          Board Recommendation
          OUR BOARD OF DIRECTORS BELIEVES THE TERMS OF THE MERGER ARE FAIR AND IN THE BEST INTERESTS OF OUR UNAFFILIATED SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER.
Purpose and Structure of the Merger
          The purposes of the merger are to:
•	consolidate ownership of our common stock to fewer than 300 record shareholders of common stock, which will discontinue our SEC reporting requirements and thereby achieve significant cost savings;

•	allow some of our shareholders to retain an equity interest in the company; and

•	allow our management to refocus time spent on SEC-reporting obligations and shareholder administrative duties to our business.
Effects of the Merger; Plans or Proposals after the Merger
          The merger will have various positive and negative effects on us, which are described below.
          Effect of the Proposed Transaction on Common Stock Outstanding
          Our charter currently authorizes the issuance of 10,000,000 shares of common stock. As of the record date, the number of outstanding shares of common stock was 1,915,107. Based upon our best estimates, if the merger had been consummated as of the record date, and assuming no shareholders exercise dissenters’ rights, the number of outstanding shares of common stock would have been initially reduced from 1,915,107 to approximately 1,729,482, there would be 164,600 fewer shares of common stock issued, cash of $420,500 will be paid to shareholders holding 150 or fewer shares, the number of record shareholders of common stock would have been reduced from approximately 808 to approximately 276, and approximately 356 record shareholders of preferred stock will have been created. Following the merger, the company proposes to issue 21,025 shares of common stock to its directors for an aggregate price of $420,500 ($20.00 per share), thereby replacing the shares of common stock redeemed from shareholders with 150 or fewer shares.
          The number of authorized shares of common stock will remain unchanged after completion of the merger.
          Effect of the Proposed Transaction and Preferred Stock
          As noted above, assuming that the merger is consummated and no shareholders exercise dissenters’ rights the number of shares of preferred stock that will be issued in the transaction will be approximately 164,600 shares. The charter of the surviving corporation authorizes the issuance of 1,000,000 shares of preferred stock. The shares of preferred stock that will be issued in the merger constitute a new and separate series, having those rights described on page 25 of this proxy statement as well as in the attached Appendix A. There will be 300,000 shares of this series of preferred stock authorized. For additional information regarding our capital structure after the merger, see “Description of Capital Stock.”
          Effect on Trading of Common Stock
          Our common stock is not actively traded. Once we stop filing reports with the SEC, our common stock will no longer be available for public trade.
          Other Financial Effects of the Merger
          We expect that the professional fees and other expenses related to the merger of approximately $40,000.00, will not have any material adverse effect on our capital adequacy, liquidity, results of operations or cash flow.
          Effect on Options
          We currently have stock options outstanding which are held by directors and employees giving them the right to acquire 55,388 shares of our common stock. These options will remain outstanding and unaffected by the merger.
          Effect on Conduct of Business after the Transaction
          We expect our business and operations to continue as they are currently being conducted and, except as disclosed below, the transaction is not anticipated to have any effect upon the conduct of our business.
          Effect on Our Directors and Executive Officers
          It is not anticipated that the merger will have any effect on our directors and executive officers, other than with respect to their relative share ownership, and related changes in the book value and earnings per share associated with those shares. We expect that most of our directors and executive officers will hold more than 1000 shares at the effective time of the merger. As a result, they will continue to hold the same number of shares after the merger as they did before.
          Plans or Proposals
          Other than as described in this proxy statement, neither we nor our management have any current plans or proposals to effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation, to sell or transfer any material amount of our assets, to change our board of directors or management, to change materially our indebtedness or capitalization, or otherwise to effect any material change in our corporate structure or business. As stated throughout this proxy statement, we believe there are significant advantages in effecting the merger and becoming a non-SEC reporting company. Although our management does not presently have any intent to enter into any transaction described above, nor is our management in negotiations with respect to any such transaction, there is always a possibility that we may enter into such an arrangement or transaction in the future, including, but not limited to, entering into a merger or acquisition transaction, making a public or private offering of our shares or entering into any other arrangement or transaction we may deem appropriate. In this event, our continuing shareholders may receive payment for their shares in any such transaction lower than, equal to or in excess of the amount paid to the non-continuing shareholders in the merger.
Record and Beneficial Ownership of Common Stock
          It is important that our shareholders understand how shares that are held by them in “street name” will be treated for purposes of the merger described in this proxy statement. Shareholders who have transferred their shares of First Community stock into a brokerage or custodial account are no longer shown on our shareholder records as the record holder of these shares. Instead, the brokerage firms or custodians typically hold all shares of First Community stock that its clients have deposited with it through a single nominee; this is what is meant by “street name.” If that single nominee is the record shareholder for 1000 or more shares, then the stock registered in that nominee’s name will be completely unaffected by the merger. Because the merger only affects record shareholders, it does not matter whether any of the underlying beneficial owners for whom that nominee acts own less than 1000 shares. At the end of this transaction, these beneficial owners will continue to beneficially own the same number of shares of our common stock as they did at the start of this transaction, even if the number of shares they own is less than 1000. If you hold your shares in “street name,” you should talk to your broker, nominee or agent to determine how they expect the merger to affect you. Because other “street name” holders who hold through your broker, agent or nominee may adjust their holdings prior to the merger, you may have no way of knowing whether you will receive shares of preferred stock or a cash payment in the transaction until it is consummated. However, because we think it is likely that any brokerage firm or other nominee will hold more than 1000 shares in any one account, we think it is likely that all “street name” holders will remain shareholders of common stock.
          The board elected to structure the merger so that it would take effect at the record shareholder level in part to allow shareholders some flexibility with respect to whether they will continue to own shares of common stock or receive preferred stock or a cash payment in the transaction. See “–Purpose and Structure of the Merger.” Shareholders who would still prefer to remain as holders of common stock of First Community, may elect to do so by acquiring sufficient shares so that they hold at least 1000 shares in their own name immediately prior to the merger. In addition, beneficial owners who would receive shares of preferred stock if they were record owners instead of beneficial owners, and who wish to receive such shares of preferred stock from First Community as a part of the merger, should inquire of their broker or nominee as to the procedure and cost, if any, to transfer their shares into a record account into their own name. In either case, these shareholders will have to act far enough in advance of the merger so that any consolidation, purchase or transfer is completed by the close of business (local time) on the day of the effective time.
Interests of Certain Persons in the Merger
          Our executive officers and directors who are also shareholders will participate in the merger in the same manner and to the same extent as all of the other shareholders. We anticipate that all of our directors and executive officers will own more than 1000 shares of common stock, and therefore continue as shareholders of common stock if the merger is approved. In addition, because there will be fewer outstanding shares of common stock, these directors will own a larger relative percentage of the company on a post-merger basis. In addition, our directors have agreed to purchase additional shares of common stock for $20.00 per share in an amount sufficient to offset the cost to the company for making the cash payments to shareholders owning 150 or fewer shares and who will have their shares canceled. This represents a potential conflict of interest because our directors approved the merger and are recommending that you approve it. Despite this potential conflict of interest, the board believes the proposed merger is fair to our unaffiliated shareholders, for the reasons discussed in the proxy statement.
Material Federal Income Tax Consequences of the Merger
          The following discusses the material federal income tax consequences to us and our shareholders that would result from the merger. No opinion of counsel or ruling from the Internal Revenue Service has been sought or obtained with respect to the tax consequences of the merger, and the conclusions contained in this summary are not binding on the Internal Revenue Service. This discussion is based on existing U.S. federal income tax law, which may change, even retroactively. This discussion does not discuss all aspects of federal income taxation that may be important to you in light of your individual circumstances. In particular, it does not address the federal income tax considerations applicable to certain types of shareholders, such as: financial institutions; insurance companies; tax-exempt organizations; dealers in securities or currency; traders in securities that elect mark-to-market; persons who hold our common stock as part of a hedge, straddle or conversion transaction; or persons who are considered foreign persons for U.S. federal income tax purposes. In addition, this discussion does not discuss any state, local, foreign or other tax considerations.
          This discussion also assumes that you have held and, in the case of continuing shareholders will continue to hold, your shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Shareholders are encouraged to consult their own tax advisor as to the particular federal, state, local, foreign and other tax consequences of the merger, in light of their individual circumstances.
          Federal Income Tax Consequences to First Community
          We believe that the merger would be treated as a tax-free “recapitalization” for federal income tax purposes. This should result in no material federal income tax consequences to us.
          Federal Income Tax Consequences to Shareholders Who Continue to Own Common Stock
          If you continue to hold our common stock immediately after the merger, you will not recognize any gain or loss or dividend income in the transaction and you will have the same adjusted tax basis and holding period in your common stock as you had in such stock immediately prior to the merger.
          Federal Income Tax Consequences to Shareholders Who Receive Shares of Preferred Stock
          Shareholders receiving preferred stock in exchange for their common stock will not recognize any gain or loss or dividend income in the merger. The holding period and cost basis of the common stock converted will carry over to the preferred stock.
          Sale of Stock After Change in Control
          When the preferred stock converts back to common stock upon a change in control, a subsequent sale of the common stock will result in a capital gain or loss (i.e., gross proceeds less the cost basis of the stock sold).
          Sale of Stock Prior to Change in Control
          Where the preferred stock is received for common stock in a tax-free recapitalization, the proceeds from a subsequent sale of this preferred stock will be ordinary income (dividend income) to the extent that the fair market value of the stock sold, on the date distributed to the shareholder, would have been a dividend to such shareholder had the company distributed cash in lieu of stock. Any excess of the amount received over the amount treated as ordinary income plus the cost basis of the stock will be treated as a capital gain. No loss will be recognized.
          Dividend Income
          Under current tax law, the above dividend income will be taxed at the same rates that apply to net capital gains (i.e., 5% and 15%). The current tax law provision in which dividends are taxed at net capital gain rates will not apply for tax years beginning after December 31, 2008. Unless any intervening tax legislation is enacted, ordinary income tax rates will be applicable for dividend income beginning January 1, 2009.
Federal Income Tax Consequences to Shareholders Who Receive Cash Payments or
Exercise Dissenters’ Rights
          If you receive cash as a result of owning 150 or fewer shares or exercising dissenters’ rights in the merger and do not continue to hold shares of our common stock immediately after the merger, you will be treated as having had your shares redeemed by us which will be a taxable transaction for federal income tax purposes. The tax treatment of a redemption of stock is governed by Section 302 of the Code and, depending on your situation, will be taxed as either:

•	A sale or exchange of the redeemed shares, in which case you will recognize gain or loss equal to the difference between the cash payment and your tax basis in the redeemed shares; or

•	A cash distribution which is treated: (a) first, as a taxable dividend to the extent of our accumulated earnings and profits; (b) then, if the total amount of cash paid in the merger exceeds our accumulated earnings and profits, as a tax-free return of capital to the extent of your tax basis in the redeemed shares; and (c) finally, as gain from the sale or exchange of the redeemed shares.
          Under Section 302 of the Code, a redemption of your shares of our common stock as part of the merger will be treated as a sale or exchange of the redeemed shares if any of the following are true:
•	the merger results in a “complete termination” of your interest in First Community;

•	your receipt of cash is “substantially disproportionate” with respect to other shareholders; or

•	your receipt of cash is “not essentially equivalent to a dividend.”
          These three tests are applied by taking into account not only shares that you actually own, but also shares that you constructively own pursuant to Section 318 of the Code. Under the constructive ownership rules of Section 318 of the Code, you are deemed to constructively own shares owned by certain individuals and entities that are related to you in addition to shares you own directly. For example, you are considered to own shares owned by or for your spouse, children, grandchildren, and parents, which is referred to as “family attribution.” In addition, you are considered to own a proportionate number of shares owned by estates or certain trusts in which you have a beneficial interest, by partnerships in which you are a partner, and by corporations in which you own, directly or indirectly, 50% or more (in value) of the stock. Similarly, shares owned directly or indirectly by beneficiaries of estates or certain trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be treated as owned by these entities. This is referred to as “entity attribution.” You are also deemed to own shares which you have the right to acquire by exercise of an option. Furthermore, shares constructively owned by someone may be reattributed to you. For example, shares attributed to one taxpayer as a result of entity attribution may be attributed from that taxpayer to you through family attribution.
          COMPLETE TERMINATION. If you receive cash as a result of owning 150 or fewer shares or exercising dissenters’ rights in the merger and do not constructively own any of our common stock after the merger, your interest in First Community will be completely terminated by the merger, and you will, therefore, receive sale or exchange treatment with respect to your common stock. Consequently, you will recognize gain or loss equal to the difference between the cash payment and your tax basis in the redeemed shares.
          If you receive cash in the merger and would only constructively own shares of our common stock after the merger as a result of family attribution, you may be able to avoid constructive ownership of the shares of our common stock by waiving family attribution and, thus, be treated as having had your interest in First Community completely terminated by the merger. Among other things, waiving family attribution requires (a) that you have no interest in First Community (including as an officer, director, employee, or shareholder) other than an interest as a creditor during the 10-year period immediately following the merger and (b) that you include an election to waive family attribution in your tax return for the year in which the merger occurs.
          SUBSTANTIALLY DISPROPORTIONATE. If you receive cash in the merger and immediately after the merger you constructively own shares of our common stock, you must compare (a) your percentage ownership immediately before the merger (i.e., the number of common shares actually or constructively owned by you immediately before the merger divided by 1,915,107 which is our current number of outstanding shares) with (b) your percentage ownership immediately after the merger (i.e., the number of common shares constructively owned by you immediately after the merger divided by 1,729,482, which is our current estimate of the number of shares of common stock outstanding immediately after the merger).
          If your post-merger ownership percentage is less than 80% of your pre-merger ownership percentage, the receipt of cash is “substantially disproportionate” with respect to you, and you will, therefore, receive sale or exchange treatment with respect to your common stock. Consequently, you will recognize gain or loss equal to the difference between the cash payment and your tax basis in the redeemed shares.
          NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND. If (a) you exercise no control over the affairs of First Community (e.g., you are not an officer, director, or high ranking employee), (b) your relative stock interest in First Community is minimal, and (c) your post-merger ownership percentage is less than your pre-merger ownership percentage, then your receipt of cash is “not essentially equivalent to a dividend,” and you will, therefore, receive sale or exchange treatment on your shares of our common stock exchanged for cash. For these purposes, constructive ownership of less than 1% of the outstanding shares is clearly a relatively minimal ownership interest, and constructive ownership of less than 5% of the outstanding shares is probably a relatively minimal ownership interest.
          In all other cases, if you receive cash, and immediately after the merger you constructively own shares of our common stock, the cash you receive will likely be treated: (a) first, as a taxable dividend to the extent of First Community’s accumulated earnings and profits; (b) then, if the total amount of cash paid in the merger exceeds our accumulated earnings and profits, as a tax-free return of capital to the extent of your tax basis in the redeemed shares; and (c) finally, as gain from the sale or exchange of the redeemed shares.
          Capital Gain and Loss
          For individuals, net capital gain (defined generally as your total capital gains in excess of capital losses for the year) recognized upon the sale of capital assets that have been held for more than 12 months generally will be subject to tax at a rate not to exceed 15%. Net capital gain recognized from the sale of capital assets that have been held for 12 months or less will be subject to tax at ordinary income tax rates of up to 35%. In addition, capital gain recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations. There are limitations on the deductibility of capital losses.
          Backup Withholding
          Shareholders who receive cash in the merger would be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) in connection with the merger to avoid backup withholding requirements that might otherwise apply. The letter of transmittal would require each such shareholder to deliver such information when the common stock certificates are surrendered following the effective time of the merger. Failure to provide such information may result in backup withholding at a rate of 28%.
          As explained above, the cash paid to you in the merger may result in dividend income, capital gain income, or some combination of dividend and capital gain income to you depending on your individual circumstances. The discussion of material U.S. federal income tax consequences of the merger set forth above is based upon present law, which is subject to change possibly with retroactive effect. You should consult your tax advisor as to the particular federal, state, local, foreign and other tax consequences of the merger, in light of your specific circumstances.
Dissenters’ Rights
          Under Tennessee law, all First Community shareholders who comply with the procedures set forth in Section 48-23-101 to 48-23-302 of the Tennessee Business Corporation Act (the “TBCA”) relating to dissenters’ rights are entitled to receive in cash the fair value of his or her shares of common stock. A shareholder must comply strictly with the procedures set forth in Tennessee law relating to dissenters’ rights which are set forth in Appendix B. Failure to follow any such procedures will result in a termination or waiver of his or her dissenters’ rights.
          In order to exercise dissenters’ rights, the shareholder must deliver to First Community, before the special meeting at which the vote is taken, a written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated. In addition, the shareholder must not vote in favor of the proposed action. If the shareholder does not satisfy these requirements, the shareholder will not be entitled to payment for the shares under the dissenters’ rights statutes.
          If the proposed action creating dissenters’ rights is approved by the shareholders, First Community will deliver a notice to all shareholders who satisfied the requirements of the preceding paragraph. The notice shall be sent no later than ten (10) days after the approval of the actions by the shareholders and will state where the demand for payment must be sent and where and when the shareholders’ certificates must be deposited. The notice will also contain a form for demanding payment which will require the shareholder to certify that the shareholder acquired the shares prior to the notice of the shareholders’ meeting, and it will also set a date by which First Community must receive the payment demand, which must be at least one month but not more than two months after the date of the notice.
          Upon receipt of the above notice, the dissenting shareholder must demand payment and deposit the shareholders’ certificates in accordance with the terms of the notice. If the shareholder does not strictly comply with the terms of the notice, the shareholder will not be entitled to payment for the shareholders’ shares. Thereafter, First Community will pay the dissenter the amount which First Community estimates to be the fair value of each of the dissenters’ shares, plus accrued interest. This payment will be accompanied with First Community’s balance sheet as of the end of the last fiscal year, an income statement for that year, and a statement of changes in shareholders’ equity for that year, and a copy of the latest available interim financial statements. First Community will also provide an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment if dissatisfied with First Community’s estimate of fair value.
          If the dissenter is dissatisfied with First Community’s estimate of fair value and the amount of interest due, the dissenter may demand payment of the dissenters’ estimate of fair value and interest due. If this demand remains unsettled, First Community must commence a proceeding in court within two (2) months petitioning the court to determine the fair value.
          The above is a summary only of the provisions of the Tennessee Business Corporation Act with respect to dissenters and is qualified in its entirety by the specific provision of the statutes which are attached hereto.
Regulatory Requirements
          In connection with the merger, we will be required to make a number of filings with, and obtain a number of approvals from, various federal and state governmental agencies, including:
•	filing of the Articles of Merger with the Tennessee Secretary of State, in accordance with Tennessee law; and

•	complying with federal and state securities laws, including filing a transaction statement on Schedule 13E-3 with the SEC.
Accounting Treatment
          The accounting treatment of the merger will be in accordance with U.S. generally accepted accounting principles. Shares of common stock converted to preferred stock will result in a reduction of the total assigned value of common stock outstanding and an equal increase in preferred stock outstanding. For shares converted to a cash payment or purchased from dissenters, common stock will be reduced by the assigned value and additional paid-in capital will be reduced by the excess of the redemption price over the assigned value. For additional shares sold following the merger, common stock will be increased by the assigned value and additional paid-in capital will be increased by the excess of the purchase price over the assigned value.
Fees and Expenses
          We will be responsible for paying the merger related fees and expenses, consisting primarily of fees and expenses of our attorneys and accountants, and other related charges. We estimate that our expenses will total approximately $40,000.00, assuming the merger is completed. This amount consists of the following estimated fees:

Description	Amount
Legal fees and expenses	$25,000.00
Accounting fees and expenses	$10,000.00
Printing and mailing costs	$5,000.00

Total
          We anticipate that these fees will be paid through dividends from our subsidiary bank.
DESCRIPTION OF CAPITAL STOCK
Common stock
          We have 10,000,000 shares of authorized common stock with no par value. At September 21, 2005, we had 808 registered shareholders of record and 1,915,107 shares of common stock outstanding. The outstanding shares of common stock are fully paid and nonassessable. The holders of our common stock have one vote per share in all proceedings in which action shall be taken by our shareholders. The rights and preferences of the shareholders of common stock will be the same before and after the merger.
          Rights to dividends
          Dividends, when and if paid, are subject to determination and declaration by the company’s board of directors, which consider the financial condition of the company and the bank, results of operations, tax consequences, industry standards, economic conditions, and other relevant factors. The principal source of the company’s cash revenues is dividends received from the bank. The payment of dividends is subject to the regulation of government authorities who may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, the Company’s dividend policy is designed to retain sufficient amounts for healthy financial ratios, taking into account anticipated asset growth and other prudent financial management principles as well as applicable regulatory capital requirements. Other than the laws and regulations noted above, which apply to all banks and bank holding companies, neither the company nor the bank is currently subject to any regulatory restrictions on payment of dividends. The company declared a dividend of $0.28 per share in 2004 and $0.28 per share in 2003.
          Rights upon liquidation
          In the event of our voluntary or involuntary liquidation or dissolution, or the winding-up of our affairs, our assets will be applied first to the payment, satisfaction and discharge of our existing debts and obligations, including the necessary expenses of dissolution or liquidation, as well as any preferential rights for holders of preferred stock then outstanding, and then pro rata to the holders of our common stock.
          General voting requirements
          The affirmative vote of the holders of a majority of the shares of common stock entitled to vote is required to approve any action for which stockholder approval is required.
Preferred Stock
          The charter of First Community currently authorizes the issuance of preferred stock, although none of these shares have ever been issued. The charter of the surviving corporation, if the merger is consummated, will authorize the issuance of up to 1,000,000 shares of preferred stock. Of this amount, the charter of the surviving corporation will authorize 300,000 shares of a new series of preferred stock which is designated as Series A Preferred Stock. These are the shares of preferred stock which will be issued to holders of from 151 to 999 shares of common stock in the merger. As to the 835,400 remaining shares of preferred stock which will not be issued in this transaction, our board of directors has the authority, without approval of our shareholders, from time to time to authorize the issuance of such stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as our board of directors may determine; provided, however, the holders of preferred stock must approve the issuance of shares superior to the preferred stock by a majority vote of such shareholders voting as a class. The relative rights, preferences and limitations that our board of directors has the authority to determine as to any such series of such stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights, and liquidation preferences. Because our board of directors has the power to establish the relative rights, preferences and limitations of each series of such stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of the shares of common stock. Although our board of directors has no intention at the present time of doing so, it could cause the issuance of any additional shares of preferred stock that could discourage an acquisition attempt or other transactions that some, or a majority of, the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of common stock over the market price of such shares.
Preferred Stock to be Issued in Merger
          The following summary of the provisions of the preferred stock to be issued in the merger is subject to the detailed provisions of the charter of FCC Merger Corporation, attached hereto as a part of Appendix B.
          General
          The shares of preferred stock to be issued in the merger will be fully paid and nonassessable shares of preferred stock.
          Rank
          The preferred stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the company, generally ranks senior to the common stock. The relative rights and preferences of the preferred stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other series or classes of preferred stock and equity securities designated by the board of directors. The holders of the preferred stock have certain voting rights, described below, with respect to the approval of subsequent issuances of stock with rights senior to the preferred stock. The preferred stock is junior to indebtedness issued from time to time by the company, including notes and debentures.
          Dividend Rights
          The holders of the preferred stock are entitled to receive cash dividends, when, as and if declared by the board of directors of the company. The company may not pay any dividend on its common stock unless a dividend of equal or greater value has been declared and paid on the preferred stock. The company may, however, pay a dividend on common stock if the dividend is payable in shares of common stock or other stock of the company junior to the preferred stock. In addition, the company may issue options, warrants or rights to subscribe for or purchase shares of common stock or junior stock, and the company may redeem any share of common stock or junior stock or any other shares of stock of the company ranking on a parity with the preferred stock.
          Perpetual Preferred Stock
          The preferred stock is referred to as perpetual preferred stock. Under the banking laws, this is defined as preferred stock that does not have a maturity date, cannot be redeemed at the option of the holder, and has no other provisions that will require future redemption of the issue.
          Voting Rights
          Except as provided in the charter, or required by applicable law, the holders of preferred stock are not entitled to vote on any matter. The holders of preferred stock, however, have the right to vote separately as a class and a majority of such votes are required in order for the company to create a new class of capital stock or series of preferred stock having rights, preferences or privileges senior to the Series A Preferred Stock, or any increase in the number of authorized shares of any class of capital stock or series of preferred stock having rights, preferences or privileges senior to the Series A Preferred Stock. In addition, the holders of the preferred stock, voting separately as a class, must approve any amendment, alteration or repeal any provision of the charter which would materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock.
          Conversion Rights
          The shares of preferred stock automatically convert to shares of common stock upon a change in control of First Community Corporation with each share of preferred stock convertible into one share of common stock.
          Liquidation Rights
          Holders of preferred stock are entitled to a preference in the distribution of assets of First Community in the event of any liquidation, dissolution or winding-up of First Community, whether voluntary or involuntary, equal to $20.00 per share, plus any declared but unpaid dividends. If upon the occurrence of any such event, the assets of First Community are insufficient to permit the payment to such holders of the full $20.00 amount per share, then the entire assets and funds of First Community legally available for distribution will be distributed among the holders of preferred stock pro rata according to the number of shares of preferred stock held by each.
          Preemptive Rights
          Holders of preferred stock do not have any preemptive rights to purchase any additional shares of preferred stock or shares of any other class of capital stock of First Community that may be issued in the future.
          Redemption Rights
          Holders of preferred stock have no right to require that First Community redeem their shares nor does First Community have the right to require the holders of preferred stock to sell their shares to the Company.
          Exemption from Registration
          We are issuing the shares of preferred stock without registration under the Securities Act of 1933 in reliance on an exemption under that Act for the exchange by a company of any security with its existing shareholders exclusively, where no commission or other remuneration is paid or given directly or indirectly for soliciting the exchange. We believe that exemption is available to the merger because we are only issuing the preferred stock to our holders of common stock, and to no other persons or entities. Further, we are not paying any commission or other remuneration for soliciting the approval of the merger.
ABOUT THE SPECIAL MEETING
Date, Time and Place of Special Meeting; Proposal to be Considered at the Special Meeting
          Our board of directors is asking for your proxy for use at a special meeting of shareholders to be held on ___, ___, 2005, at 9:00 a.m. local time at First Community Bank, 809 West Main Street, Rogersville, Tennessee, 37857 and at any adjournments or postponements of that meeting.
          Our board of directors has authorized, and unanimously recommends for your approval at the special meeting, the approval of the merger.
          Our board of directors will have the discretion to determine if and when to effect the merger, and reserves the right to abandon the transaction even if it is approved by the shareholders. The board of directors might, for example, not complete the merger if a significant number of shareholders, who would otherwise receive common stock or preferred stock or a cash payment of $20.00 per share in the merger, elect instead to exercise their dissenters’ rights. The merger will become effective upon the filing of the necessary Articles of Merger with the Tennessee Secretary of State. The form of the Plan of Merger, which will be a part of the Articles of Merger, is attached to this proxy statement as Appendix A.
          We expect that if the shareholders approve and the board elects to effect the merger, the merger will be completed as soon as practicable after the special meeting.
          Shareholders are also being asked to consider and vote upon any other matters that may properly be submitted to a vote at the meeting or any adjournment or postponement of the special meeting. The board is not aware of any other business to be conducted at the special meeting.
Effective Date of Merger
          If the merger is approved by shareholders at the special meeting, it will become effective upon the filing with the Tennessee Secretary of State of the Articles of Merger. As soon as practical following the filing of the Articles of Merger, we will send to holders of common stock whose shares are being converted into preferred stock or a cash payment a letter of transmittal for use by them to submit their certificates of common stock for certificates evidencing shares of preferred stock or for a cash payment.
Record Date
          You may vote at the special meeting if you were the record owner of shares of our common stock at the close of business on ___, 2005, which has been set as the record date. You are entitled to one vote on each matter considered and voted upon at the special meeting for each share of common stock you held of record at the close of business on the record date.
Quorum; Vote Required for Approval
          The presence, in person or by proxy, of a majority of our outstanding shares of common stock is necessary to constitute a quorum at the special meeting. Approval of the merger requires the affirmative vote of the holders of a majority in voting power of all outstanding shares of our common stock entitled to vote at the special meeting, or 976,705 of the 1,915,107 outstanding shares. Because our executive officers and directors have the power to vote a total of 537,060 shares , and because we believe that all of them will vote in favor of the transaction, this means a total of 439,645 shares held by shareholders who are not executive officers or directors of the company will be required to vote in favor of the transaction for it to be approved. Because our executive officers and directors hold 28.04% of the voting power of our outstanding common stock, there is no assurance that the merger will be approved.
          Abstentions and broker non-votes are counted for purposes of establishing a quorum at the special meeting, and will have the effect of a vote “AGAINST” the amendment and the merger. Approval of the amendment and the merger does not require the separate vote of a majority of our unaffiliated shareholders, and no separate vote will be conducted.
          Any proposal to adjourn or postpone the special meeting, if necessary, must be approved by the holders of at least a majority in voting power of the outstanding shares of our common stock present at the meeting.
Voting and Revocation of Proxies
          You may vote your shares in person by attending the special meeting, or by mailing us your completed proxy if you are unable or do not wish to attend. If a proxy card is submitted without instructions, the proxies will be voted “FOR” the proposal to approve the merger and the proposal to adjourn or postpone the meeting, if necessary.
          You can revoke your proxy at any time before First Community takes a vote at the meeting by:
•	delivering to Mark A. Gamble, our President, at our corporate offices at 809 West Main Street, Rogersville, Tennessee, 37857 on or before the business day prior to the special meeting, a later-dated and signed proxy card or a written revocation of the proxy; or

•	delivering to Mr. Gamble at the special meeting prior to the taking of the vote on the merger a later-dated and signed proxy card or a written revocation; attending the special meeting and voting in person; or if you have instructed a broker to vote your shares, following the directions received from your broker to change those instructions.
          Revoking a proxy will not affect a vote once it has been taken. Attendance at the special meeting will not, in itself, constitute a revocation of a proxy. You must vote in person at the special meeting if you wish to change a vote that you have previously made by submitting a signed proxy.
          Our board of directors is not currently aware of any business to be brought before the special meeting other than that described in this proxy statement. However, if other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, except to the extent that such matters would include substantive matters presented by the Company that would otherwise be required to be separately set out by the Company on the proxy card.
Solicitation of Proxies; Expenses of Solicitation
          Solicitation of proxies will be made primarily by mail. Proxies may also be solicited in person or by telephone, facsimile or other means by our directors, officers and regular employees. These individuals will receive no additional compensation for these services, but will be reimbursed for any transaction expenses incurred by them in connection with these services.
          We will bear the expenses in connection with the solicitation of proxies. Upon request, we will reimburse brokers, dealers and banks, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy materials to the beneficial owners of the shares that those persons hold of record.
          We are mailing this proxy material to our shareholders on or about _______________, 2005.
FINANCIAL INFORMATION
Selected Historical and Pro Forma Financial Data
          Set forth below is our selected historical and pro forma consolidated financial information. The historical financial information for December 31, 2004 and 2003 was derived from the audited consolidated financial statements included in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and from other information and data contained in the Annual Report. The historical financial information for the six months ended June 30, 2005 and 2004 was derived from the unaudited consolidated financial statements included in our quarterly reports on Form 10-QSB for the fiscal quarters ended June 30, 2005 and 2004, respectively. More comprehensive financial information is included in the Annual Report and such quarterly reports. The financial information that follows is qualified in its entirety by reference to, and should be read in conjunction with, the Annual Report and such quarterly reports, and all of the financial statements and related notes contained in the Annual Report and such quarterly reports, copies of which may be obtained as set forth below under the caption “Other Matters; Where You Can Find More Information.”
          The following summary pro forma balance sheet data is based on historical data, adjusted to give effect to the conversion of 164,600 shares of common stock (which constitute the shares held by those holders of from 151 to 999 shares of common stock ) into shares of preferred stock in the merger. The data has also been adjusted to give effect to the conversion of 21,025 shares of common stock (which constitute the shares held by those holders of 150 or fewer shares of common stock) into cash, and the subsequent sale of 21,025 shares of common stock of the surviving corporation for a total consideration of $420,500. The pro forma balance sheet data is based on the assumption that expenses of $40,000 will be incurred in the merger. We have assumed that all of the cash required for the expenses of the transaction was paid from a dividend paid to us by our subsidiary bank.
          The pro forma information set forth below is not necessarily indicative of what our actual financial position would have been had the transaction been consummated as of the above referenced date or of the financial position that may be reported by us in the future.
First Community
Selected Consolidated Financial Information(1)(3)
Dollars in Thousands
(except per share data)
Fiscal Year Ended December 31, 2004 and December 31, 2003
and Six Months Ended June 30th, 2005 and June 30, 2004

	June 30th		December 31		Pro Forma(4)
	2005	2004	2004	2003	June 30th, 2005
Cash and cash equivalents	$8,052	$4,223	$5,163	$9,336	$8,006
Investments	15,198	21,816	15,691	14,515	15,198
Loans	174,612	155,489	166,071	151,576	174,612
Other assets	15,265	13,876	15,196	13,327	15,265
Total Assets	213,127	195,404	202,121	188,754	213,081
Deposits	176,278	157,974	160,308	158,225	176,278
Subordinated debt-trust preferred	7,000	4,000	7,000	4,000	7,000
Other liabilities	16,771	22,130	22,495	15,886	16,771
Total Liabilities	200,049	184,104	189,803	178,111	200,049
Preferred Stock	—	—	—	—	3,292
Common Stock	7,409	7,295	7,388	7,183	4,117
Retained Earnings	5,781	4,293	5,002	3,530	5,735
Accumulated other comprehensive income	(112)	(288)	(73)	(69)	(112)
Total Stockholders Equity	13,078	11,300	12,318	10,644	13,032
Interest Income	6,174	5,222	10,974	10,376	6,174
Interest Expense	2,460	1,822	3,802	3,749	2,460
Provision for loan losses	97	82	257	488	97
Net interest income (2)	3,617	3,318	6,916	6,139	3,617
Net income from continuing operations	1,047	1,030	2,007	1,941	1,007
Net income	1,047	1,030	2,007	1,941	1,007
Basic earnings per common share	.55	.54	1.05	1.03	.58
Diluted earnings per common share	.53	.54	1.05	1.03	.56
Book Value per Common Share	6.83	5.95	6.46	5.66	5.56

(1)	As a bank holding company, in accordance with industry practice, we present our balance sheet on an unclassified basis. Accordingly, current assets, current liabilities and noncurrent liabilities are not presented.

(2)	Represents the difference between interest income and interest expense and is the equivalent of gross profit from our banking activities.

(3)	The company has no long-term debt and therefore does not present any ratio of earnings to fixed charges.

(4)	The Pro Forma statement as of June 30th, 2005, adjusts the actual June 30th, 2005 statements to take into account the following items which would have occurred if the merger had been in effect on 1/1/2005: an additional $40,000 of expense associated with the transaction, and an additional $6,000 of dividends which would have been paid to holders of the new class of Preferred stock, above the amount paid to common shareholders (a proposed annual dividend of $0.35/share for preferred compared to the current $0.28/share for common).

DIRECTORS OF THE COMPANY
The following sets forth certain information regarding our directors:
          Leland A. Davis. Mr. Davis owned Lee Davis Oil Company, an oil jobber, from 1954 to 1976, when the business was sold. Since that time, he has been an active commercial real estate developer in Kingsport, Tennessee. Age 82.
          Mark A. Gamble, President (and Chief Executive Officer of the Bank). Mr. Gamble has served as an officer of the Company (or of its predecessor) since its inception. He was appointed President of the Company in January 2000 and Chief Executive Officer of the Bank in April 2000. Prior to joining the Company, Mr. Gamble was an officer of First American National Bank and was also employed by the Federal Deposit Insurance Corporation. He is a graduate of East Tennessee State University. Age 51.
          Jerry C. Greene, Executive Vice President (and Chief Operating Officer of the Bank). Mr. Greene has served as an officer of the Company since May of 2005. He was appointed Executive Vice President of the Bank in 2002 and Chief Operating Officer in May 2005. Prior to joining the Bank, Mr. Greene was an officer of AmSouth Bank/First American National Bank, SunTrust Bank, and Union Planters Bank. He is a graduate of the University of Tennessee. Age 41.
          Kenneth E. Jenkins. Mr. Jenkins has been the Chief Executive Officer of Morristown Drivers Service, a trucking company, since 1993, and was the founder of Minco, Inc., a producer of industrial ceramic materials. Mr. Jenkins is an active investor in Morristown and Greeneville, Tennessee, and is also involved in farming. Age 79.
          Dr. David R. Johnson. Dr. Johnson has practiced small animal medicine and surgery in Kingsport since 1979, and is owner of Kingsport Veterinary Hospital. He is a graduate of the University of Tennessee and Auburn School of Veterinary Medicine. Age 55.
          William J. Krickbaum, Chairman of the Board. Mr. Krickbaum is the President of Lyons Construction Company, Inc., a heavy construction and bridge building company, and has served in that office since 1973, and he has been President of Tri-Cities Concrete Co., a supplier of transit mixed concrete, since 1988. He is also a partner in certain local joint ventures, including real estate developments. Age 64.
          Sidney K. Lawson. Mr. Lawson is the President and Chief Executive Officer of Lawson Construction Company, Inc., a commercial contracting firm in Rogersville, and has served in that office since 1969. He is also actively engaged in farming. Age 61.
          A. Max Richardson. Mr. Richardson is a real estate developer, selling and auctioning farmland and estates. He owns Richardson & Richardson Realty and Auction Company, Inc., and became President in 1994. He is a graduate of the University of Tennessee. Age 51.
          Tommy W. Young. Mr. Young has been General Manager of the Hawkins County Gas Utility District, a distributor of natural and propane gas, since 1977. He is also Vice-Chairman of the Hawkins County Industrial Commission. Age 69.
MARKET PRICE OF FIRST COMMUNITY
COMMON STOCK AND DIVIDEND INFORMATION
Comparative Market Price Data
          First Community’ stock is not actively traded, and such trading activity, as it occurs, takes place in privately negotiated transactions. We are aware of certain transactions in our shares of common stock that have occurred since January 1, 2003, although the trading prices of all stock transactions are not known. The following sets for the high and low trading prices for certain trades of our common stock that occurred in transactions known to us in the respective periods since January 1, 2003. There may be other transactions of which we are not aware.

We serve as the transfer agent for our shares of common stock. Accordingly, the trading prices of stock transactions that are known to us are through buyers and/or sellers reporting those prices to us at the time they request that we re-register shares traded from the name of the seller to the buyer. No third party resources have been utilized by First Community to obtain any privately negotiated trades of the common stock.

Quarter ending:	High	Low	Shares Traded
June 30, 2005	$20.00	$19.75	5,770
March 31, 2005	$20.00	$19.00	1,950

December 31, 2004	$20.00	$18.75	4,370
September 30, 2004	$20.00	$16.00	11,074
June 30, 2004	$19.00	$17.50	4,150
March 31, 2004	$18.00	$16.00	7,095

December 31, 2003	$16.00	$15.00	12,171
September 30, 2003	$17.00	$14.00	10,404
June 30, 2003	$16.50	$14.00	3,458
March 31, 2003	$16.00	$15.00	21,790
Dividends
          We paid cash dividends of $.28 per share in 2003 and $.28 per share in 2004. Regulations issued by the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions govern our and our subsidiary bank’s capital requirements and may affect the amount of dividends we can pay. Generally, the timing and amount of future dividends on our shares will depend on earnings, cash requirements, our and our subsidiary bank’s financial condition, applicable government regulations and other factors that our board deems relevant.
          The Tennessee Business Corporation Law prohibits us from paying dividends if payment of dividends would render us unable to pay our debts as they come due in the ordinary course of business or if our total assets would be less than the sum of our total liabilities.
SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          The following table sets forth certain information with respect to the beneficial ownership of common stock at September 21, 2005, by each of our directors and by all of our directors and executive officers as a group. Except as otherwise indicated in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

	NUMBER OF SHARES
NAME AND ADDRESS	BENEFICIALLY OWNED	PERCENTAGE OF
OF BENEFICIAL OWNER	ON SEPTEMBER 21, 2005	SHARES OUTSTANDING
Tyler K. Clinch (1) 1007 Laurelwood Drive Kingsport, TN 37660	2,500	.13%
Leland A. Davis (2) 5416 Orebank Road Kingsport, Tenn. 37661	27,000	1.41%
Mark A. Gamble (3) 4507 Tanglewood Road Kingsport, Tenn. 37664	32,000	1.67%
Jerry C. Greene (4) 265 Park Ridge Court Kingsport, TN 37664	14,689	.77%
Kenneth E. Jenkins (5) 8151 Stagecoach Road Bulls Gap, Tenn. 37711	137,923	7.20%
Dr. David R. Johnson (6) 2608 Suffolk Street Kingsport, Tenn. 37660	37,469	1.96%
William J. Krickbaum (7) 704 W. Hills Drive Rogersville, Tenn. 37857	132,700	6.93%
Sidney K. Lawson (8) P.O. Box 700 Rogersville, Tenn. 37857	91,373	4.77%
A. Max Richardson 375 Westfield Place Kingsport, Tenn. 37664	8,064	.42%
Tommy W. Young (9) P.O. Box 652 Rogersville, Tenn. 37857	53,342	2.79%
All Directors and Executive Officers as a group (10 persons) (10)	537,060	28.04%

(1)	Ms. Clinch has the right to acquire 2,500 shares in connection with stock options granted by the Company.

(2)	Includes 4,500 shares that Mr. Davis has a right to acquire in connection with stock options granted by the Company, and 22,500 shares in a trust of which he is a co-trustee and primary beneficiary and has shared voting and investment power with his spouse.

(3)	Includes 15,000 shares that Mr. Gamble has a right to acquire in connection with stock options granted by the Company, and 12,000 shares, as to which Mr. Gamble disclaims beneficial ownership, held by his wife.

(4)	Includes 7,500 shares that Mr. Greene has a right to acquire in connection with stock options granted by the Company.

(5)	Includes 3,000 shares that Mr. Jenkins has a right to acquire in connection with stock options granted by the Company, and 16,500 shares, as to which Mr. Jenkins disclaims beneficial ownership, held by his wife.

(6)	Includes 4,500 shares that Dr. Johnson has a right to acquire in connection with stock options granted by the Company, and 5,025 shares, as to which Dr. Johnson disclaims beneficial ownership, held by his wife.

(7)	Includes 1,388 shares that Mr. Krickbaum currently has a right to acquire in connection with stock options granted by the Company; includes 8,142 shares held by his wife and 1,000 shares held by a child, as to all of which he disclaims beneficial ownership; 17,100 shares owned by Lyons Construction Company, all of the capital stock of which is owned by Mr. Krickbaum; 2,500 shares of K & K Enterprises, of which Mr. Krickbaum is the controlling principal.

(8)	Includes 1,500 shares that Mr. Lawson currently has a right to acquire in connection with stock options granted by the Company. Includes 20,036 shares, as to which Mr. Lawson disclaims beneficial ownership, held by his wife.

(9)	Includes 800 shares, as to which Mr. Young disclaims beneficial ownership, held by his wife.

(10)	Includes a total of 39,888 that all directors and officers currently have a right to acquire in connection with stock options granted by the Company.
COMMON STOCK PURCHASE INFORMATION
Recent Transactions
          During the period July 1st, 2005 to September 20, 2005, First Community and its affiliates directors and executive officers did not make any purchases of First Community common stock. On September 21, 2005, Director and Executive Officer Jerry Greene purchased 150 shares at $19.00/share from another shareholder.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Related Transactions
          Transactions with Directors and Officers
          Certain directors and executive officers of First Community, and their related interests, had loans outstanding to our subsidiary bank in the aggregate amounts of $2,910,189 at June 30th, 2005. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than normal risks of collectability or present other unfavorable features. Like all banks, our subsidiary bank is subject to Regulation O, which is a regulation issued by the Board of Governors of the Federal Reserve System. This regulation governs any loan made by a bank to an executive officer, director, or principal shareholder (i.e., a holder of 10% or more of the outstanding shares). Among other things, the regulation provides that no bank may extend a loan to any director, executive officer or principal shareholder unless the loan is made on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions by the bank with other persons that are not subject to the regulation and who are not employed by the bank. In addition, the loan must not involve more than the normal risk of repayments or present other unfavorable features. The loan also must be approved by the board of directors, excluding the person whose loan is being considered by the board. That person also may not participate in any discussion relating to the loan. Prior to making loans to our directors and executive officers, we review the loans that are in our portfolio in order to assure that we can comply with the requirements of Regulation O. In addition, from time to time, we are examined by the Federal Deposit Insurance Corporation and the Tennessee Department of Financial Institutions. The examinations include a review of our loans to our directors and executive officers as a part of their periodic examinations. The prohibitions on certain extensions of credit to directors and executive officers contained in the Sarbanes-Oxley Act do not apply to any of these loans.

          Agreements Involving First Community’s Securities
          We are not aware of any agreements relating to our common stock.
OTHER MATTERS
Reports, Opinions, Appraisals and Negotiations
          We have not received any report, opinion or appraisal from an outside party that is related to the merger.
Persons Making the Solicitation
          The enclosed proxy is solicited on behalf of our board of directors. The cost of soliciting proxies in the accompanying form will be borne by us. In addition to the use of mail, our officers, directors, and staff may solicit proxies by telephone or other electronic means. Upon request, we will reimburse brokers, dealers, banks and trustees or their nominees, for reasonable expenses incurred by them in forwarding proxy material to beneficial owners of shares of existing common stock.
Other Matters of Special Meeting
          As of the date of this proxy statement, the only business that our management expects to be presented at the meeting is that set forth above. If any other matters are properly brought before the meeting, or any adjournments thereof, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.
Forward Looking Statements
          Statements contained herein that are not purely historical are forward-looking statements, including, but not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. Actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, including those detailed in this proxy statement. The forward-looking statements are made as of the date of this proxy statement and we undertake no obligation to update or revise the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements.
          We caution you not to place undo reliance on any forward-looking statements made by, or on behalf of us in this proxy statement or in any of our filings with the SEC or otherwise. Additional information with respect to factors that may cause the results to differ materially from those contemplated by forward-looking statements is included in our current and subsequent filings with the SEC. See “-Where You Can Find More Information.”
Where You Can Find More Information
          We are subject to the information requirements of the Securities Exchange Act, as amended, and in accordance therewith we file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. In addition, such reports, proxy statements and other information are available from the Edgar filings obtained through the SEC’s Internet Website (http://www.sec.gov).
Information Incorporated by Reference
          In our filings with the SEC, information is sometimes incorporated by reference. This means that we are referring you to information that we have filed separately with the SEC. The information incorporated by reference should be considered part of this proxy statement, except for any information superceded by information contained directly in this proxy statement. The following documents are incorporated by reference herein:
•	our Quarterly Report on Form 10-QSB for the quarter ended June 30th, 2005, including the interim financial information; and

•	our Annual Report on Form 10-KSB for fiscal year ended December 31, 2004, including audited financial information; and our amended Form 10-KSB/A for the fiscal year ended December 31,2004.
          We are also incorporating by reference all additional reports and other information filed by us with the SEC under Sections 13(a), 13(c), or 15(d) of the Securities Exchange Act between the date of this document and the date of consummation of the merger.
          We have supplied all information contained in or incorporated by reference in this document relating to us, provided that any reference to any claim of reliance on the Private Securities Litigation Reform Act’s forward looking statement safe harbor contained in any such document is excluded, and is not incorporated herein by reference. You may have been sent some of the reports and other information incorporated by reference in this document by us, but you can also obtain any of them through the SEC at the locations described above, or through us at the address below. We will provide to you, without charge, by first class mail or other equally prompt means within one business day of any written or oral request by you, a copy of any report or other information incorporated by reference in this document by us. You should direct your request to the following address: First Community, 809 West Main Street, Rogersville, Tennessee 37857; Attention: Mark A. Gamble.
INDEX TO EXHIBITS

Page
Appendix A — Plan of Merger and Charter of FCC Merger Corporation	A-1

Appendix B — Tennessee Code Annotated Sections 48-23-101 through 48-23-302	B-1

APPENDIX A
PLAN OF MERGER
     1. The parties to the merger are FIRST COMMUNITY CORPORATION, a Tennessee corporation, and FCC MERGER CORPORATION, a Tennessee corporation.
     2. The corporation that will survive the merger is FCC MERGER CORPORATION.
     3. The manner and basis of converting shares of each merging corporation are as follows:
          A. The shares of each holder of 1,000 or more shares of Common Stock of First Community Corporation shall be converted as of the effective date of this merger (the “Effective Date”) into that same number of shares of Common Stock of FCC Merger Corporation.
          B. The shares of each holder of between 151 and 999 shares of Common Stock of First Community Corporation shall be converted as of the Effective Date of this merger into that same number of shares of Series A Preferred Stock of FCC Merger Corporation.
          C. The shares of each holder of 150 or fewer shares of Common Stock of First Community Corporation shall be converted as of the Effective Date into a cash payment of $20.00 per share which shall be paid as soon as practical after the Effective Date by the surviving corporation.
          D. All outstanding shares of capital stock of FCC Merger Corporation shall be canceled on the Effective Date.
     4. The charter of the surviving corporation of this merger shall be the charter of FCC Merger Corporation. On the Effective Date, the charter of FCC Merger Corporation shall be amended by deleting Article 1 thereof and substituting in lieu thereof the following:
     Name The name of the Corporation is:
First Community Corporation
     5. The bylaws of the surviving corporation shall be the bylaws of First Community Corporation in effect immediately prior to this merger.
     6. The officers and directors of the surviving corporation shall be the officers and directors of First Community Corporation, in office immediately prior to this merger.
     7. This merger is subject to approval by the required statutory vote of the shareholders of First Community Corporation and FCC Merger Corporation.
     8. The Effective Date shall be the date on which all conditions of this merger have been met and Articles of Merger are filed with the Secretary of State.

CHARTER
OF
FCC MERGER CORPORATION
          The undersigned person, having capacity to contract and act as the Incorporator of a corporation under the
Tennessee Business Corporation Act, adopts the following Charter for such Corporation:
1. Name
          The name of the Corporation is FCC Merger Corporation
2.1 Capital Stock
          The aggregate number and designation of the classes of shares of capital stock that the Corporation shall have authority to issue are as follows:

Class	No. of Shares Authorized	Par Value
Common Stock	10,000,000	None
Preferred Stock	1,000,000	$20.00
2.2 Common Stock
          The Board of Directors is authorized to issue Common Stock from time to time. The holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of the Corporation out of funds legally available therefore. The holders of outstanding Common Stock shall be entitled to one (1) vote for each share of Common Stock standing in his or her name on the books of the Corporation on all matters submitted to a vote of the Corporation’s shareholders. In the event of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of outstanding Common Stock shall be entitled to be paid out of the net assets of the Corporation, after payment to the holders of the outstanding Preferred Stock of the amount to which they are entitled, the balance of such assets according to their respective rights. Holders of shares of Common Stock are not entitled to redemption or conversion rights, or preemptive rights with respect to any shares or other securities of the Corporation which may be issued.
2.3 Preferred Stock
          The Board of Directors is authorized to issue Preferred Stock from time to time in one or more series and to provide for the designation, preferences, limitations and relative rights of the shares of each series by the adoption Articles of Amendment to the Charter of the Corporation setting forth:
               (a) the maximum number of shares in the series and the designation of the series, which designation shall distinguish the shares thereof from the shares of any other series or class;
               (b) whether shares of the series shall have special, conditional or limited voting rights, or no right to vote, except to the extent prohibited by law;
               (c) whether shares of the series are redeemable or convertible (A) at the option of the Corporation, a shareholder or another person or upon the occurrence of a designated event, (B) for cash, indebtedness, securities or other property and (C) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;
               (d) any right of holders of shares of the series to distributions, calculated in any manner, including the rate or rates of dividends, and whether dividends shall be cumulative, non-cumulative or partially cumulative;

               (e) the amount payable upon the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;
               (f) any preference of the shares of the series over the shares of any other series or class with respect to distributions, including dividends, and with respect to distributions upon the liquidation, dissolution or winding up of the affairs of the Corporations; and
               (g) any other preferences, limitations or specified rights now or hereafter permitted by the laws of the State of Tennessee and not inconsistent with the provisions of the paragraph.
All shares of each series shall have preferences, limitations, and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the description of the series, of those of other series of the same class.
          2.3.1 Articles of Amendment
          Before the issuance of any shares of a series, Articles of Amendment establishing such series shall be filed with and made effective by the Secretary of State of Tennessee, as required by law.
          2.3.2 Priorities of Classes or Series
          For the purpose of the Charter, the shares of any class or series of the Corporation shall be deemed to rank as follows:
               (a) senior to other shares either as to dividends or as to rights in liquidation, if the holders of such shares shall be entitled to the receipt of dividends or of amounts distributable upon the liquidation, dissolution or winding up, as the case may be, in preference or priority to holders of such other shares;
               (b) on a parity or pari passu with other shares either as to dividends or as to rights in liquidation, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof are different from those of such other shares, if the holders of such shares shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up of the affairs of the Corporation, as the case may be, in proportion to their respective dividend rates or prices, without preference or priority one over the other with respect to the holders of such shares; and
               (c) junior to other shares either as to dividends or as to rights in liquidation, if such shares shall be Common Stock or if the holders of such class shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up of the affairs of the Corporation, as the case may be in preference or priority to the holders of such shares.
          2.4.3 Liquidation
          In the event of the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of outstanding Preferred Stock shall be entitled to be paid out of the net assets of the Corporation before any distribution or payment shall be made to the holders of the Common Stock but, after payment to the holders of the outstanding Preferred Stock of the amount to which they are respectively entitled, the balance of such assets, if any, shall be paid to the holders of the outstanding Common Stock according to their respective rights. For purposes of this Paragraph, neither the consolidation of the Corporation with nor the merger of the Corporation into any other corporation, nor the sale, lease or other disposition of all or substantially all of the Corporation’s properties or assets shall, without further corporate action, be deemed a liquidation, dissolution or winding up of the Corporation.

2.4 Series A Preferred Stock
          The Corporation shall have the authority to issue up to 300,000 shares of Series A Preferred Stock with the following preferences and rights.
          2.4.1 Dividends
          The holders of Series A Preferred Stock shall be entitled to receive, but only when, as and if declared by the Board of Directors of the Corporation out of funds legally available therefore, cash dividends. The Corporation shall not declare or pay any dividends or make other distributions on Common Stock unless a dividend or other distribution of equal or greater value has been declared and paid on the Series A Preferred Stock (measured on a share for share basis, subject to Section 2.4.6 below). Notwithstanding the foregoing, the Corporation (i) may declare and pay a dividend on Common Stock if the dividend is payable in shares of Common Stock or other stock of the Corporation junior to the Series A Preferred Stock as to the payment of dividends and distributions upon liquidation, dissolution and winding up of the Corporation (referred to hereafter as “Junior Stock”); (ii) may issue options, warrants or rights to subscribe for or purchase shares of Common Stock or Junior Stock or purchase, and (iii) may redeem or otherwise acquire any share of Common Stock or Junior Stock or any other shares of capital stock of the Corporation ranking on a parity with the Series A Preferred Stock.
          2.4.2 Liquidation Rights
          In the event of a liquidation, dissolution and winding up of Corporation whether voluntary or involuntary, the registered holders of shares of Series A Preferred Stock then outstanding shall be entitled to receive out of the assets of the Corporation, before any distributions to the holders of Common Stock or any other Junior Stock, an amount equal to the “Liquidation Preference” with respect to such shares of Series A Preferred Stock. The Liquidation Preference for the Series A Preferred Stock shall be equal to the Par Value per share, plus an amount equal to all dividends thereon declared and unpaid through the date of final distribution. After receipt of the Liquidation Preference, the holders of shares of Series A Preferred Stock will not be entitled to any further participation in any distributions of the assets of the Corporation. If, upon any such liquidation, dissolution and winding up of the Corporation, the assets of the corporation are insufficient to make full payment to the holders of shares of the Series A Preferred Stock and to the holders of any Preferred Stock ranking as to liquidation, dissolution and winding up, on a parity with the Series A Preferred Stock, then such assets will be distributed pro rata among the holders of shares of Series A Preferred Stock and any other series of Preferred Stock of equal rank in proportion to the amounts of their respective Liquidation Preferences.
          2.4.3 Conversion
          Each share of Series A Preferred Stock shall automatically convert into a share of Common stock immediately prior to the closing of a Change of Control; provided, however, such conversion shall be conditioned upon the closing of any such Change of Control. For these purposes, a “Change of Control” means any one of the following:
     (i) Any person or entity or group of affiliated persons or entities becomes a beneficial owner, directly or indirectly, of 50% or more of Corporation voting securities;
     (ii) Corporation enters into a merger, consolidation or combination of Corporation with an unaffiliated entity in which either or both of the following occurs: (A) the Board of Directors of Corporation immediately prior to such merger, consolidation or combination will constitute less than a majority of the board of directors of the surviving, new or combined entity; or (B) less than 75% of the outstanding voting securities of the surviving, new or combined entity will be beneficially owned by the shareholders of Corporation immediately prior to such merger, consolidation or combination; or
     (iii) Corporation transfers all or substantially all of Corporation’s assets, other than to a wholly-owned Subsidiary of Corporation.
          2.4.4 Voting Rights

          Except as provided in this Charter, or as expressly required by applicable law, the holders of Series A Preferred Stock are not entitled to vote on any matter.
          The affirmative consents of the holders of a majority of the shares of Series A Preferred Stock outstanding at the time (voting separately as a class together with all other series of Preferred Stock ranking on a parity with the Series A Preferred Stock either as to dividends or the distributions of assets upon liquidation, dissolution and winding up and upon which like voting rights have been conferred and are exercisable) shall be necessary to permit, effect or validate (i) the authorization, creation or issuance of a new class of capital stock or series of Preferred Stock having rights, preferences or privileges senior to the Series A Preferred Stock, or any increase in the number of authorized shares of any class of capital stock or series of Preferred Stock having rights, preferences or privileges senior to the Series A Preferred Stock, or (ii) the amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of any provision of the Corporation’s Charter which would materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof.
          2.4.5 Preemptive Rights
          Holders of shares of Series A Preferred Stock are not entitled to preemptive rights with respect to any shares or other securities of the Corporation which may be issued.
          2.4.6 Anti-Dilution Adjustments
          If the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Corporation or of any other corporation by reason of any merger, consolidation, liquidation, reclassification, recapitalization, stock split up, combination of shares, or stock dividend, appropriate adjustment shall be made by the Board of Directors of the Corporation in the number, and relative terms, of the shares of Series A Preferred Stock.
          2.4.7 Redemption Rights
          The shares of Series A Preferred Stock shall have no redemption rights.
3. Initial Registered Office and Agent
          The Corporation’s initial registered office is 809 West Main Street, Rogersville, Tennessee 37857, which is located in Hawkins County and its initial registered agent at that office is Mark A. Gamble.
4. Incorporator
          The Incorporator of the Corporation is:
C. Michael Norton
511 Union Street, Suite 1600
Nashville, Davidson County, Tennessee 37219
5. Principal Office.
          The principal office of the Corporation is:
809 West Main Street
Rogersville, Hawkins County, Tennessee 37857

6. For Profit
          The Corporation is for profit.
7. Purposes
          The purpose or purposes for which the Corporation is organized are to acquire by purchase, lease or otherwise, and to hold, operate, manage, develop, encumber and otherwise deal with any and all kinds of real and personal property and to engage in any business not prohibited by law under the laws of Tennessee; and to do any and all things necessary or incidental in the operation of such business or businesses.
8. Liability
               (a) To the fullest extent that the law of the State of Tennessee, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.
               (b) The Corporation shall have the power to indemnify any director, officer, employee, agent of the Corporation, or any other person who is serving at the request of the Corporation in any such capacity with another corporation, partnership, joint venture, trust, or other enterprises to the fullest extent permitted by the law of the State of Tennessee, as it exists on the date hereof or as it may hereafter be amended, and any such indemnification may continue as to any person who has ceased to be a director, officer, employee, or agent and may inure to the benefit of the heirs, executors, and administrators of such a person.
               (c) If the Tennessee Business Corporation Act is amended after approval of this Article to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Tennessee Business Corporation Act, as so amended
9. Powers
          This Corporation shall have all the powers granted to corporations under the Tennessee Business Corporation Act.
          This the ___th day of September, 2005.

C. Michael Norton, Incorporator
This Instrument Prepared By:
Bone McAllester Norton PLLC
1600 Nashville City Center
511 Union Street
Nashville, Tennessee 37219

APPENDIX B
TENNESSEE CODE
CHAPTER 23
DISSENTERS’ RIGHTS
PART 1
RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES
48-23-101. Chapter definitions.
As used in this chapter, unless the context otherwise requires:
(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder;
(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer;
(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under § 48-23-102 and who exercises that right when and in the manner required by part 2 of this chapter;
(4) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action;
(5) “Interest” means interest from the effective date of the corporate action that gave rise to the shareholder’s right to dissent until the date of payment, at the average auction rate paid on United States treasury bills with a maturity of six (6) months (or the closest maturity thereto) as of the auction date for such treasury bills closest to such effective date;
(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation; and
(7) “Shareholder” means the record shareholder or the beneficial shareholder.
48-23-102. Right to dissent.
(a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:
          (1) Consummation of a plan of merger to which the corporation is a party:
     (A) If shareholder approval is required for the merger by § 48-21-104 or the charter and the shareholder is entitled to vote on the merger; or
     (B) If the corporation is a subsidiary that is merged with its parent under § 48-21-105;
          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;
          (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale;
          (4) An amendment of the charter that materially and adversely affects rights in respect of a dissenter’s shares because it:
     (A) Alters or abolishes a preferential right of the shares;
     (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;
     (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;
     (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or
     (E) Reduces the number of shares owned by the shareholder to a fraction of a share, if the fractional share is to be acquired for cash under § 48-16-104; or
          (5) Any corporate action taken pursuant to a shareholder vote to the extent the charter, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
(b) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
(c) Notwithstanding the provisions of subsection (a), no shareholder may dissent as to any shares of a security which, as of the date of the effectuation of the transaction which would otherwise give rise to dissenters’ rights, is listed on an exchange registered under § 6 of the Securities Exchange Act of 1934, as amended, or is a “national market system security,” as defined in rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.
48-23-103. Dissent by nominees and beneficial owners.
(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the record shareholder’s name only if the record shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the partial dissenter dissents and the partial dissenter’s other shares were registered in the names of different shareholders.
(b) A beneficial shareholder may assert dissenters’ rights as to shares of any one (1) or more classes held on the beneficial shareholder’s behalf only if the beneficial shareholder:
          (1) Submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and
          (2) Does so with respect to all shares of the same class of which the person is the beneficial shareholder or over which the person has power to direct the vote.

PART 2
PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS
48-23-201. Notice of dissenters’ rights.
(a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.
(b) If corporate action creating dissenters’ rights under § 48-23-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in § 48-23-203.
(c) A corporation’s failure to give notice pursuant to this section will not invalidate the corporate action.
48-23-202. Notice of intent to demand payment.
(a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must:
          (1) Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and
          (2) Not vote the shareholder’s shares in favor of the proposed action. No such written notice of intent to demand payment is required of any shareholder to whom the corporation failed to provide the notice required by § 48-23-201.
(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter.
48-23-203. Dissenters’ notice.
(a) If proposed corporate action creating dissenters’ rights under § 48-23-102 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of § 48-23-202.
(b) The dissenters’ notice must be sent no later than ten (10) days after the corporate action was authorized by the shareholders or effectuated, whichever is the first to occur, and must:
          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
          (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person asserting dissenters’ rights acquired beneficial ownership of the shares before that date;
          (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than one (1) nor more than two (2) months after the date the subsection (a) notice is delivered; and

          (5) Be accompanied by a copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201.
48-23-204. Duty to demand payment.
(a) A shareholder sent a dissenters’ notice described in § 48-23-203 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to § 48-23-203(b)(3), and deposit the shareholder’s certificates in accordance with the terms of the notice.
(b) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.
(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter.
(d) A demand for payment filed by a shareholder may not be withdrawn unless the corporation with which it was filed, or the surviving corporation, consents thereto.
48-23-205. Share restrictions.
(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effectuated or the restrictions released under § 48-23-207.
(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the effectuation of the proposed corporate action.
48-23-206. Payment.
(a) Except as provided in § 48-23-208, as soon as the proposed corporate action is effectuated, or upon receipt of a payment demand, whichever is later, the corporation shall pay each dissenter who complied with § 48-23-204 the amount the corporation estimates to be the fair value of each dissenter’s shares, plus accrued interest.
(b) The payment must be accompanied by:
          (1) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;
          (2) A statement of the corporation’s estimate of the fair value of the shares;
          (3) An explanation of how the interest was calculated;
          (4) A statement of the dissenter’s right to demand payment under § 48-23-209; and
          (5) A copy of this chapter if the corporation has not previously sent a copy of this chapter to the shareholder pursuant to § 48-23-201 or § 48-23-203.

48-23-207. Failure to take action.
(a) If the corporation does not effectuate the proposed action that gave rise to the dissenters’ rights within two (2) months after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.
(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation effectuates the proposed action, it must send a new dissenters’ notice under § 48-23-203 and repeat the payment demand procedure.
48-23-208. After-acquired shares.
(a) A corporation may elect to withhold payment required by § 48-23-206 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the principal terms of the proposed corporate action.
(b) To the extent the corporation elects to withhold payment under subsection (a), after effectuating the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 48-23-209.
48-23-209. Procedure if shareholder dissatisfied with payment or offer.
(a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate (less any payment under § 48-23-206), or reject the corporation’s offer under § 48-23-208 and demand payment of the fair value of the dissenter’s shares and interest due, if:
          (1) The dissenter believes that the amount paid under § 48-23-206 or offered under § 48-23-208 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;
          (2) The corporation fails to make payment under § 48-23-206 within two (2) months after the date set for demanding payment; or
          (3) The corporation, having failed to effectuate the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within two (2) months after the date set for demanding payment.
(b) A dissenter waives the dissenter’s right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within one (1) month after the corporation made or offered payment for the dissenter’s shares.
PART 3
JUDICIAL APPRAISAL OF SHARES
48-23-301. Court action.
(a) If a demand for payment under § 48-23-209 remains unsettled, the corporation shall commence a proceeding within two (2) months after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the two-month period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(b) The corporation shall commence the proceeding in a court of record having equity jurisdiction in the county where the corporation’s principal office (or, if none in this state, its registered office) is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.
(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(e) Each dissenter made a party to the proceeding is entitled to judgment:
          (1) For the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus accrued interest, exceeds the amount paid by the corporation; or
          (2) For the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under § 48-23-208.
48-23-302. Court costs and counsel fees.
(a) The court in an appraisal proceeding commenced under § 48-23-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under § 48-23-209.
(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against:
          (1) The corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this chapter; or
          (2) Either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.
(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

PROXY CARD
REVOCABLE PROXY
FIRST COMMUNITY CORPORATION
THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE BOARD OF DIRECTORS FOR
THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON ___, 2005.
     The undersigned hereby appoints Mark A. Gamble and                    , or either of them with individual power of substitution, proxies to vote all shares of the Common Stock of First Community Corporation (the “Company”) which the undersigned may be entitled to vote at the Special Meeting of Shareholders to be held at the office of First Community Bank, 809 West Main Street, Rogersville, Tennessee 37857, on                     ,                    , 2005, at 9:00 a.m. local time, and at any adjournment thereof.
     SAID PROXIES WILL VOTE ON THE PROPOSAL SET FORTH IN THE NOTICE OF SPECIAL MEETING AND PROXY STATEMENT AS SPECIFIED ON THIS CARD. IF A VOTE IS NOT SPECIFIED, SAID PROXIES WILL VOTE IN FAVOR OF THE PROPOSALS LISTED BELOW. IF ANY OTHER MATTERS PROPERLY COME BEFORE THE SPECIAL MEETING, SAID PROXIES WILL VOTE ON SUCH MATTERS IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS, (EXCEPT TO THE EXTENT THAT SUCH MATTERS WOULD INCLUDE SUBSTANTIVE MATTERS PRESENTED BY THE COMPANY THAT WOULD OTHERWISE BE REQUIRED TO BE SEPARATELY SET OUT BY THE COMPANY ON THE PROXY CARD).
FOR APPROVAL OF THE MERGER OF FIRST COMMUNITY CORPORATION WITH AND INTO FCC MERGER CORPORATION, AS DESCRIBED IN THE ACCOMPANYING PROXY MATERIALS.
                                     FOR                                 AGAINST                                 ABSTAIN
PLEASE MARK, SIGN BELOW, DATE AND RETURN THIS PROXY PROMPTLY IN THE ENVELOPE FURNISHED.
Please sign exactly as name appears on your stock certificate. When shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.
SHARES
Signature:
Please print or type your name
DATED:                    , 2005
Signature if held jointly:
☐ Please mark here if you intend to attend the Special Meeting of Shareholders.

Please return your signed Proxy to: Mark A. Gamble, President First Community Corporation 809 West Main Street Rogersville, Tennessee 37857